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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549





AMENDMENT NO 5 TO
FORM N-8B-2
FILE NO. 811-4298




DATED September 21, 1995





REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
WHICH ARE CURRENTLY ISSUING SECURITIES





Pursuant to Section 8(b) of the Investment
Company Act of 1940



IDS Life Variable Life
Separate Account










Issuer of Periodic Payment Plan Certificates







C/O IDS Life Insurance Company
IDS Tower 10
Minneapolis, Minnesota  55440-0010

PAGE 2                    I.

ORGANIZATION AND GENERAL INFORMATION

1.  (a)  Furnish name of the trust and Internal Revenue Service
         Employer Identification Number.

         IDS Life Variable Life Separate Account (Hereinafter called "the Variable Account").

         The Variable Account does not have an IRS Employer
         Identification Number.

    (b) Furnish title of each class or series of securities issued by the trust.

         Single Premium Variable Life Insurance Policy
         Flexible Premium Variable Universal Life Insurance
         Policy

         Flexible Premium Survivorship Life Insurance Policy

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

    IDS Life Insurance Company ("IDS Life)
    IDS Tower 10
    Minneapolis, MN 55440-0010
    IRS Employer #41 082 3832

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

    Not applicable.

4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

    As of the date of the original registration statement, no policies were being distributed. IDS Life is the exclusive distributor of the policies currently being distributed and may be deemed to be the principal underwriter thereof.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

    Minnesota

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.
PAGE 3
    The Variable Account was established as a separate account of IDS Life pursuant to a resolution of the Board of Directors of IDS Life adopted on October 16, 1985.

    The Variable Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

    (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

         There is no separate Custodian Agreement. The assets of the Variable Account will be held by IDS Life as a separate account for the exclusive benefit of Owners having an interest therein.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

    The name of the Variable Account has never been changed. However, the Variable Account is a Successor Issuer to IDS Life Accounts P, Q, R, S, and T which previously filed this Registration Statement with the Commission on May 10, 1985.

8.  State the date on which the fiscal year of the trust ends.

    The fiscal year of the Variable Account ends December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceedings and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

    The Variable Account is a not party to any legal or administrative proceedings. IDS Life is engaged in litigation of various kinds which is, in its judgment, not of material importance.

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                          II.

GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

    (a) Whether the securities are of the registered or bearer type.

         The Policies are of the registered type insofar as each Policy is personal to the Owner, the records concerning the Owner are maintained by IDS Life, and ownership cannot be transferred except upon notice to IDS Life.

    (b) Whether the securities are of the cumulative or distributive type.

         The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gain, except in connection with surrender or payment of proceeds upon the death of the Insured.

         The Policy is non-participating.

    (c) The rights of security holders with respect to withdrawal or redemption.

         Policy 1

         The Owner may obtain a refund of the entire amount of any premiums paid under the Policy without limitation as to amount or payment of any fee or penalty, provided that the Owner returns the Policy, with a written request for cancellation, to the Company or its representative by the latest of:

         a) the 10th day after receipt of the Policy by the Owner; or

         b) within 10 days after IDS Life mails or personally delivers a written notice of withdrawal right; or

         c)   the 45th day after the application is signed.

         In such event, the Company will refund the premium that was paid within seven days after receipt of the policy.

         The Owner may surrender the Contract subject to the following rules. A request for surrender must be made in writing by the Owner to IDS Life at its Home Office.
         IDS Life may require that the Policy be returned to it.
         IDS Life will compute the Surrender Value as of the end
PAGE 5
         of the Valuation Period during which the surrender request is received at Its Home Office. The Surrender
         Value of the Variable Account will be paid within seven days after the Owner's written request is received by IDS Life at its Home Office, however, IDS Life reserves the right to defer any payment of Surrender Value of the Variable Account (1) which derives from a Premium
         Payment made by a check which has not cleared the banking system (good payment has been collected), or
         (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closing), (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Accounts or to determine the value of the Accounts' net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders.
         Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission.

         No sales charge is deducted from the premium payments. However, IDS Life will use a Surrender Charge to help it recover certain expenses relating to the sale of the Policy, including commissions paid to sales personnel, other promotional and selling expenses, and underwriting and issue expenses. The Surrender Charges are shown on the Policy Data page of the Policy. They apply for the first 8 years after the Policy is issued.

         At the time of issue, a schedule of Surrender Charges varying by policy duration is assigned to the Policy. These Surrender Charges are a percentage of the Policy Value at the time of Surrender. The charge will never exceed 9% of the single premium paid by the Owner.

         Policy 2

         The Policy may be returned for a full refund of the premiums paid, for any reason, if it is returned by the Owner to IDS Life or its representative, with a written request for cancellation, by the latest of: (a) the 10th day after it is received by the Owner; or b) the 10th day after IDS Life mails or personally delivers a written notice of withdrawal right; or c) the 45th day after the application is signed. Immediately on such mailing or delivery, the Policy will be considered void from the start.

         The Policy may be totally surrendered for its Cash
         Surrender Value. This is the Policy Value less indebtedness and less any applicable Surrender Charges.

         The Owner may surrender the policy in whole or in part subject to the following rules. A request for surrender may be made in writing by the owner to IDS

PAGE 6
         Life at its home office. The Owner also may request a partial surrender by calling IDS Life. Partial surrenders by telephone are limited to $50,000. IDS Life has the authority to honor any telephone surrender request believed to be authentic. IDS Life is not responsible for determining the authenticity of such calls. A surrender request received before 3 p.m. Central time (which is 4 p.m. New York time) will be processed the same day. If the call or written request is received after 3 p.m., the request will be processed the following business day. IDS Life may require that the Policy be returned to it. IDS Life will compute the cash surrender value of the Variable Account as of the end of the valuation period during which the surrender request is received at its home office.

         The cash surrender value will be paid within seven days after the Owner's written request is received by IDS Life at its home office, however IDS Life reserves the right to defer any payment of cash surrender value (1) which derives from a premium payment made by a check which has not cleared the banking system (good payment has been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Variable Account or to determine the value of the Variable Account's net assets; or (d) the SEC by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the SEC. Any excess of the cash surrender value plus policy loans over the premium paid, would, upon surrender, generally be taxable to the Owner. Any surrenders of the Policy Value from the Fixed Account may be postponed for up to 6 months. If IDS Life postpones payment more than 30 days, interest at an annual rate of 3 percent will be paid on the amount surrendered for the period of postponement.

         During the first 10 policy years and during the first 10 years following any requested increase in Specified Amount, IDS Life will make a Surrender Charge if the Owner surrenders the Policy or the Policy lapses. The Surrender Charge has two parts - the Contingent Deferred Issue and Administrative Expense Charge.

         The maximum Contingent Deferred Sales Charge and the maximum Contingent Deferred Issue and Administrative Expense Charge for the Initial Specified Amount or any requested increase in Specified Amount will be determined on the Policy Date or on the effective date of any such requested increase, as the case may be. In general, these maximum charges remain level for the

PAGE 7
         first five years in the relevant 10-year period, and then reduce in equal monthly increments until they become zero at the end of 10 years.

         The Surrender Charge on the Initial Specified Amount is the lesser of:

              1.   The amount shown in the Surrender Charge
                   Table on the policy data page of the
                   Policy, or

              2. An amount equal to (a) plus (b) plus (c); where (a) is 27.5% of premium payments up to a maximum amount shown in -the policy,
                   (b) is 6.5% of all other premium payments, and (c) is $4.00 in policy years 1-5, times the number of thousands of dollars of initial specified amount. After year 5, amount (c) decreases monthly, and will be zero at the end of year 10.

         After 5 years, the maximum surrender charge decreases on a monthly basis at a rate of 20% per year. For an increase in specified amount, the new surrender charge for the increase is the lesser of:

              1. The amount shown in the table on the policy data page of a policy that applies to the increased specified amount, or

              2. An amount equal to (a) plus (b); where (a) is 6.5% of all premium payments attributable to the increase and (b) is, in the first five years following the increase, $4.00 times the number of thousands of dollars of the increase in the specified amount. After the fifth year following the increase amount (b) decreases monthly and will be zero at the end of the tenth year following the increase.

         A charge of $25.00 (or 2 percent of the amount surrendered, if less) will be imposed for each partial surrender.

         For an Owner and or beneficiary to receive the favorable tax treatment accorded by Section 72, 101 and 7702 of the Internal Revenue Code, the policy must initially qualify and continue to qualify as life insurance under applicable tax law. To make sure that the policy continues to qualify. IDS Life has reserved in the policy the rights:

         to decline to accept premium payments,

         to decline to change death benefit options,

PAGE 8
         to decline to permit partial surrenders, and

         to decline to decrease the Specified Amount,

         that would cause the policy to fail to qualify as life insurance under applicable tax law. IDS Life may also make changes in the policy or its riders or make payments from the policy to the extent it deems necessary to continue to qualify the policy as life insurance.

         Policy 3

         The Policy may be returned for any reason, and the owner will receive a full refund of all premiums paid. To do so, the owner must mail or deliver the policy to IDS Life or their financial advisor, with a written request for cancellation, by the latest of:

         o    the 10th day after they have received it (15th
              day in Colorado, 20th day in North Dakota);
         o    the 10th day after IDS Life mails or personally
              delivers a written notice of withdrawal right (15th day in Colorado, 20th day in North Dakota); or
         o    the 45th day after they sign the application.

         On the date the request is postmarked or received, the policy will immediately be considered void from the start.

         If the owner surrenders the policy or the policy lapses during the first 15 policy years, a surrender charge will be assessed. The surrender charge is a contingent deferred issue and administration expense charge. It reimburses IDS Life for costs if issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. IDS Life does not expect to make a profit on this charge. This charge is $4 per thousand dollars of initial specified amount. It remains level during the first five policy years and then decreases monthly until it is zero at the end of 15 policy years.

         If the owner surrenders part of the value of their policy, they will be charged $25 (or 2% of the amount surrendered, if less). This fee is guaranteed not to increase for the duration of the policy. IDS Life does not expect to make a profit on this fee.

         The owner may surrender the policy in full or in part by written or telephone request. A surrender request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. IDS Life may require the owner return the policy.

PAGE 9
         IDS Life will normally process the payment within seven days; however, it reserves the right to defer payment.

         IDS Life reserves the right to defer payments of cash surrender value, policy loans, or variable death benefits in excess of the specified amount if:

         o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);

         o the NYSE is closed (other than customary weekend and holiday closings);

         o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

         Any loans or surrenders from the fixed account may be delayed up to six months from the date we receive the request. If IDS Life postpones the payment of surrender proceeds more than 30 days, it will pay the owner interest on the amount surrendered at an annual rate of 3% for the period of postponement.

         Total surrenders: If the owner surrenders the policy totally, they will receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. IDS Life will compute the value of each subaccount as of the end of the valuation period during which the owner's request is received.

         Partial surrenders: After the first policy year, the owner may surrender any amount from $500 up to 85% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) The owner will be charged a partial surrender fee of $25 (or 2% of the amount surrendered if less).

         Allocation of partial surrenders: Unless the owner specifies otherwise, IDS Life will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which your request is received. In determining these proportions, IDS Life first subtracts the amount of any outstanding indebtedness from the fixed account value.

    (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.

PAGE 10
         Policy 1

         The Owner may transfer all or a part of the Policy Value held in one or more of the Subaccounts of the Variable Account to another one or more of the Subaccounts. Currently there are five Subaccounts of the Variable Account. At the present time, IDS Life limits the number of transfers between Subaccounts to five per policy year. Each such transfer will be made, without the imposition of any fee or charge, as of the end of the Valuation Period during which IDS Life receives a valid, complete transfer request. The minimum transfer amount is $250 from a Subaccount or, if less, the entire Policy Value in the Subaccount from which the transfer is being made. The transfer privileges may be suspended or modified by IDS Life at any time, but no such modification will be made without any necessary approval of the SEC. Transfers may be made by the Owner instructing IDS Life in writing of his/her request to transfer the Policy Value to another Subaccount(s).

         Telephone Transfers. The Owner may also request a transfer by calling IDS Life if IDS Life has received authorization to honor such requests by a completed authorization form supplied by IDS Life. This authorization form gives IDS Life the authority to honor any telephone transfer request believed to be authentic. IDS Life is not responsible for determining the authenticity of such calls.

         After the authorization is received by IDS Life, a written statement will be sent to the Owner confirming that the service is available. It will also provide the Owner instructions on how to use the telephone transfer service.

         A transfer request received before 3:00 p.m.
         Minneapolis time will be processed the same day. If the call is received after 3:00 p.m., the request will be processed the following business day.

         During the first two years after the Policy has been issued, the Owner has the right on one occasion to exchange the Policy for a Single Premium Whole Life Policy which provides for benefits that do not vary with the investment return of the Variable Account.

         The new policy's death benefit will be the same as the initial death benefit of the variable life policy. It will also have the same date of issue. IDS Life will not require evidence of the insured's insurability before an exchange. The new policy will be issued at IDS Life's then standard insurance rates. IDS Life will require that any policy loan plus accrued interest be repaid before the exchange. There will be an adjustment in the Policy Values upon exchange. If
PAGE 11
         investment performance of the Variable Account has been poor, the Owner may need to pay an additional premium. If investment performance has been better than expected, the Owner may receive a refund of some Policy Value. There may be Federal Income Tax Consequences from such a refund. The adjustment therefore will reflect the investment performance of the variable life policy. IDS Life has filed a description of the method it uses to calculate the adjustment with the Securities and Exchange Commission and the appropriate state insurance officials.

         Policy 2

         By written request, or other requests acceptable to IDS Life, the Owner may transfer all or part of the value of a subaccount to one or more of the other subaccounts or to the fixed account. The amount transferred, however, must be at least 1) $250; or 2) the total value in the subaccount, if less. Only five such transfers may be made in a policy year. This limitation does not include automatic reallocations of Trust values. Except as discussed in the following paragraph, each such transfer will be made without the imposition of any fee or charge, as of the end of the valuation period during which IDS Life receives a valid complete transfer request. IDS Life may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission. The Owner may also transfer from the fixed account to the subaccounts once a year but only on the policy anniversary or within 30 days after such policy anniversary. If the Owner makes this transfer, he or she cannot transfer from the subaccounts back into the fixed account until the next policy anniversary. IDS Life will waive this limitation once during the first two policy years if the Owner exercises the policy's Right to Exchange provision. If IDS Life receives a written request within 30 days before the policy anniversary date, the transfer from the Fixed Account to the subaccounts will be effective on the anniversary date. If IDS Life receives a written request within 30 days after the policy anniversary date, the transfer from the Fixed Account to the subaccounts will be effective on the date IDS Life receives the request. The minimum transfer amount is $250 or the Fixed Account value less indebtedness, if less. The maximum transfer amount is the Fixed Account value, less indebtedness. This transfer privilege may be suspended or modified by IDS Life at any time.

         The Owner also may request a transfer by calling IDS Life. IDS Life has the authority to honor any telephone transfer request believed to be authentic. IDS Life is not responsible for determining the authenticity of such calls.

PAGE 12
         A transfer request received before 3 p.m. Central time
         (which is 4 p.m. New York time) will be processed the same day. If a call or written request is received after 3 p.m. Central time, the request will be processed the following business day.

         In addition to written and phone requests, the owner can arrange to have policy value transferred from one account to another automatically. The requirements are:

         o    Minimum automated transfer: $50

         o Frequency: monthly, quarterly, semiannually or annually

         o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account but can be transferred from only one account.

         o The owner can start or stop this service by written request. The owner must allow seven days for IDS Life to change any instructions that are currently in place.

         o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

         o If the owner has made a transfer from the fixed account to one or more subaccounts, the owner may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

         o If the request is submitted with an application for a policy, it will not take effect until the policy is issued.

         o If the value of the account from which policy value is being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

         o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

         After the first policy year, the Owner may also request to surrender up to 85 percent of the Policy's Cash surrender Value. A fee of $25.00 is assessed for each partial surrender. However, the fee will not exceed 2 percent of the amount surrendered. This charge is guaranteed not to increase for the duration of the
PAGE 13
         Policy. The amount of any partial surrender must be at least $500.00. Partial surrenders by telephone are limited to $50,000.

         Unless the Owner specifies a different allocation, IDS Life will make partial surrenders from the Fixed Account and the subaccounts of the Variable Account on a proportionate basis based upon the policy value. These proportions will be determined at the end of the valuation period during which a request is received. For purposes of determining these proportions, any outstanding loan amount is first subtracted from the Fixed account value.

         The Policy Value will be reduced by the amount of any partial surrender and partial surrender fee. The Death Benefit will also be reduced by the amount of the partial surrender and partial surrender fee, or, if the Death Benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

         If Option 1 is in effect, the Specified Amount will be reduced by the amount of the partial surrender and partial surrender fee. When increases in the Specified Amount have occurred previously, IDS Life will reduce the current Specified Amount by the amount of the partial surrender in the following order:

         (a) the Specified Amount provided by the most recent increase;

         (b)  the next most recent increases successively; and

         (c)  the Specified Amount when the policy was issued.

         Thus, partial surrenders may affect the way in which the cost of insurance is calculated and the net amount at risk under the Policy.

         IDS Life does not allow a partial surrender if the Specified Amount after a partial surrender would be less than the Minimum Specified Amount.

         If Option 2 is in effect, a partial surrender does not affect the Specified Amount.

         A partial surrender may also cause the termination of the Death Benefit Guarantee because the amount of the partial surrender is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee.

         During the first two years after the Policy has been issued, the owner has the right on one occasion to exchange the Policy for a Flexible Premium Adjustable
PAGE 14
         Whole Life Policy which provides for benefits that do not vary with the investment return of the Variable
         Account. This will be accomplished by transferring all of the Policy Value in the Variable Account to the Fixed Account.

         If at any time during the first two policy years the Owner requests a transfer from the Variable Account to the Fixed Account and indicates that the transfer is in exercise of this conversion right, the transfer will not count against the five-transfers-per-year limit. Also, any restrictions which may exist on transfers into the Fixed Account will be waived for this one time, if the Owner is exercising the conversion right. At the time of such transfer, there is no effect on the Policy's Death Benefit, Specified Amount, net amount at risk, Rate Class(es) or issue age - only the method of funding the policy value under the Policy will be affected.

         If the Owner transfers all of the values in the Variable Account to the Fixed Account and indicates that this transfer is in exercise of this conversion right, IDS Life will automatically credit all future premium payments on the Policy to the Fixed Account unless the Owner requests a different allocation.

         Policy 3

         Effects of partial surrenders:

         o The policy value will be reduced by the amount of the partial surrender and fee.

         o The death benefit will be reduced by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

         o A partial surrender may terminate the Death Benefit Guarantee to age 85 (DBG-85) or the Death Benefit Guarantee to age 100 (DBG-100). The surrender amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-85 or the DBG-100 in effect.

         o If Option 1 is in effect, the specified amount will be reduced by the amount of the partial surrender and fee.

              Because the specified amount is reduced, partial surrenders may affect the cost of insurance. IDS
              Life will not allow a partial surrender if it
PAGE 15
              would reduce the specified amount below the required minimum.

         o If Option 2 is in effect, a partial surrender does not affect the specified amount.

         Transfers between the fixed account and subaccounts

         The owner may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, if IDS Life receives the request before the close of business, it will process it that day. Requests received after the close of business will be processed the next business day. There is no charge for transfers. Before transferring policy value, the owner should consider the risks involved in switching investments.

         IDS Life may suspend or modify the transfer privilege at any time. Transfers involving the fixed account are subject to the restrictions below.

         Fixed account transfer policies

         o Transfers from the fixed account must be made during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.

         o If IDS Life receives the request to transfer funds from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

         o If IDS Life receives the request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

         o IDS Life will not accept requests for transfers from the fixed account at any other time.

         o If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. IDS Life will waive this limitation once during the first two policy years if the owner exercises the policy's right to exchange provision.

         Minimum transfer amounts

         From a subaccount to another subaccount or the fixed account: For mail and phone transfers, $250 or the entire subaccount balance, whichever is less. For automated transfers, $50.

PAGE 16
         From the fixed account to a subaccount: $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less. For automated transfers, $50.

         Maximum transfer amounts

         From a subaccount to another subaccount or the fixed account: None.

         From the fixed account to a subaccount: Entire fixed account balance minus any outstanding indebtedness.

         Maximum number of transfers per year

         IDS Life reserves the right to limit mail and telephone transfers to five per policy year. Twelve automated transfers per policy year are allowed.

         Two ways to request a transfer, loan or surrender

         The owner should provide their name, policy number, Social Security Number or Taxpayer Identification
         Number then they request a transfer, loan or partial surrender.

         1  By letter

         Regular mail:

         IDS Life Insurance Company
         P.O. Box 499
         Minneapolis, MN  55440-0499

         Express mail:

         IDS Life Insurance Company
         733 Marquette Ave.
         Minneapolis, MN  55402

         2  By phone

         Call between 7 a.m. and 6 p.m. Central Time:
         1-800-437-0602 (toll free) or
         (612) 671-4738 (Minneapolis/St. Paul area)

         TTY service for the hearing impaired:
         1-800-285-8846 (toll free)

         o IDS Life answers phone requests promptly, but the owner may experience delays when call volume is unusually high. If the owner is unable to get through, use mail procedure as an alternative.

         o IDS Life will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to
PAGE 17
              confirm that they are. These include asking identifying questions and tape recording calls.
              As long as the procedures are followed, neither
              IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests.

         o Telephone transfers, loans and partial surrenders are automatically available. The owner may request that telephone transfers, loans and partial surrenders not be authorized from their account by writing IDS Life.

         Automated transfers

         In addition to written and phone requests, the owner can arrange to have policy value transferred from one account to another automatically. Their financial advisor can help them set up an automated transfer.

         Automated transfer policies:

         o    Minimum automated transfer:  $50

         o Frequency: monthly, quarterly, semiannually or annually

         o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account but can be transferred from only one account.

         o The owner can start or stop this service by written request. They must allow seven days for us to change any instructions that are currently in place.

         o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

         o If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from the subaccount back to the fixed account until the next policy anniversary.

         o If the owner's request is submitted with an application for a policy, it will not take effect until the policy is issued.

         o If the value of the account from which policy value is being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

         o Automated transfers are subject to all other policy provisions and terms including provisions
PAGE 18
              relating to the transfer of money between the fixed account and the subaccounts.

         Automated dollar-cost averaging

         The owner can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, the owner might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

         This systematic approach can help the owner benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund portfolio. Since the owner invests the same amount each period, they automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower the average cost per unit.

         Dollar-cost averaging does not guarantee that any subaccount will gain in value, nor will it protect against a decline in value if market prices fall. However, if the owner can continue to invest regularly throughout changing market conditions, it can be an effective strategy to help meet long-term goals.

         Exchange right

         For two years after the policy is issued, the owner can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all the owner needs to do is transfer all of the policy value in the subaccounts to the fixed account. IDS Life will automatically credit all future premium payments to the fixed account unless the owner requests a different allocation.

         Such transfer will not count against the five-transfers-per-year limit. Also, any restrictions on transfers into the fixed account will be waived.

         There will be no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the method of funding the policy value will be affected.

    (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

PAGE 19
         Policy 1

         The Policy may lapse only if there is outstanding Indebtedness on the Policy. The Policy will lapse if the total Indebtedness exceeds the Policy Value less Surrender Charges, of if the Surrender Value is insufficient to cover the monthly deduction. If there is no outstanding Indebtedness, the Policy cannot lapse, even if the Policy Value equals $0. If the Policy lapses, a grace period of 31 days shall be allowed for the policyholder to repay the lesser of the amount of the loan, the amount which leaves a sufficient Surrender Value to cover the monthly deduction, or the amount that the Indebtedness exceeds the Policy Value less Surrender Charges. Notice of the necessity to pay such amount will be mailed to the Owner's last known address. If repayment is not made prior to the expiration of the grace period, the policy will lapse without value. If the Insured dies during the grace period, any Indebtedness or overdue monthly deduction will be deducted from the death benefit to determine the proceeds payable.

         Policy 2

         If, on a monthly date, the Cash Surrender Value is less than the monthly deduction for the next month, a grace period of 61 days will begin. IDS Life will mail, to the Owner's last known address, a notice as to the premium needed, so that the estimated Cash Surrender Value will be sufficient to cover the next three monthly deductions. If IDS Life receives payment of this amount before the end of the grace period, the amount will be used to cover all monthly deductions, and any other charges, then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments. If the premium is not paid within the grace period and if the policy is not being continued under the Death Benefit Guarantee provision described below, all coverage under the policy will terminate without value at the end of the 61-day grace period.

         If a claim by death during the grace period becomes payable under the policy, any overdue monthly deductions will be deducted from the proceeds.

         Until the insured's attained age 70, or five years from the policy date, whichever is later, the policy will not terminate even if the cash surrender value is insufficient to cover the monthly deduction on a monthly date if (a) equals or exceeds (b) where:

         (a) is the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness;
              and

PAGE 20
         (b) is the minimum monthly premium, as shown under Policy Date in the Policy, times the number of months since the Policy Date, including the current month.

         Minimum monthly premiums may be paid on other than a monthly basis as long as the sum of premiums paid is at least equal to the total required Minimum Monthly
         Premiums at all times.

         If on a monthly date, sufficient premiums have not been paid to maintain the Death Benefit Guarantee, an additional period of 61 days will be allowed for the payment of a premium sufficient to pay the required minimum monthly premiums. Notice of such premium will be mailed to the Owner's last known address. If the premium is not paid within this period, the death benefit guarantee provision will no longer be in effect and cannot be reinstated.

         The minimum monthly premium will change if the specified amount is increased or decreased or if riders are added, changed or terminated. The new minimum monthly premium will apply from the date of the change.

         A death benefit guarantee charge is included in the monthly deduction in the first five policy years or until the insured's attained age 70, whichever is later. The charge will not be taken if, as described above, the death benefit guarantee provision is no longer in effect.

         For any month that the monthly deduction is being paid for by a Waiver of Monthly Deduction Rider attached to the policy, the minimum monthly premium for that month will be zero.

         The policy may be reinstated within five years after the end of the grace period, unless it was surrendered for cash. To do this, IDS Life will require all of the following:

              1.   a written request to reinstate the policy;

              2.   evidence of insurability of the insured
                   satisfactory to IDS Life;

              3.   payment of a premium that will keep the
                   policy in force for at least 3 months;

              4. payment of the monthly deductions that were not collected during the grace period;

              5.   payment or reinstatement of any
                   indebtedness.

PAGE 21
         Surrender charges will also be reinstated.

         The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life approves the application for reinstatement.

         The suicide and incontestability periods will apply from the effective date of reinstatement. IDS Life will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

         Policy 3

         Keeping the policy in force

         This section includes a description of the policy provisions that determine if the policy will remain in force or lapse (terminate). It is important that the owner understands them so the appropriate premium payments are made to ensure that insurance coverage meets their objectives.

         If the owner wishes to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, they should pay at least the DBG-100 premiums.

         If the owner wishes to pay a lower premium and is satisfied to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 85 (or 15 policy years, if later) regardless of investment performance, they should pay at least the DBG-85 premiums.

         If the owner wishes to pay yet a lower premium and is not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, they can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, they must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction. At that time they may be able to reduce their premiums as long as the cash surrender value continues to be sufficient to pay the monthly deduction.

         Death benefit guarantee to age 85

         The DBG-85 provides that the owner's policy will remain in force until the youngest insured reaches attained insurance age 85 (or 15 policy years, if later) even if the cash surrender value is insufficient to pay the
PAGE 22
         monthly deduction. The DBG-85 will remain in effect, as long as:

              the sum of premiums paid - partial surrenders - outstanding indebtedness equals or exceeds

              the DBG-85 premiums due since the policy date.

         The DBG-85 premium is shown in the policy.

         If, on a monthly date, the owner has not paid enough premiums to keep the DBG-85 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring their total up to the required minimum. If they do not pay this amount within 61 days, the DBG-85 will terminate. Their policy will also lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-85 cannot be reinstated.

         Death benefit guarantee to age 100

         The DBG-100 provides that the owner's policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

              the sum of premiums paid - partial surrenders - outstanding indebtedness equals or exceeds

              the DBG-100 premiums due since the policy date.

         The DBG-100 premium is shown in the policy.

         If, on a monthly date, they have not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring their total up to the required minimum. If they do not pay this amount within 61 days, the DBG-100 will terminate. If they have paid sufficient premium, the DBG-85 will be in effect. If the DBG-85 and DBG-100 are not in effect, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.

         Minimum initial premium period

         To allow the owner the opportunity to increase their policy value gradually so that the cash surrender value is sufficient to pay the monthly deduction, the owner may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown under Policy Date, if:

         1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

         2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown under Policy Date, times the number of months since the Policy Date, including the current month.

         The minimum initial period is

              4 years if the youngest insured's insurance age is 20-29
              3 years if the youngest insured's insurance age is 30-39
              2 years if the youngest insured's insurance age is 40-49
              1 year if the youngest insured's insurance age is 50 and over

         Grace period

         If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither of the death benefit guarantees nor the minimum initial premium period is in effect, the owner will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

         IDS Life will mail a notice to their last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If IDS Life receives this premium before the end of the 61-day grace period, IDS Life will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

         If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the last surviving insured dies during the grace period,
PAGE 24
         any overdue monthly deductions will be deducted from the death benefit.

         Reinstatement

         The owner's policy may be reinstated within five year after it lapses, unless they surrendered it for cash.
         To reinstate, IDS Life will require:

         o    a written request;

         o evidence satisfactory to IDS Life that both insureds remain insurable or evidence for the last surviving insured and due proof that the first death occurred before the date of lapse;

         o payment of a premium that will keep the policy in force for at least three months (one month in Virginia);

         o payment of the monthly deductions that were not collected during the grace period; and

         o    payment or reinstatement of any indebtedness.

         The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life accepts the owner's application for reinstatement. The suicide period will apply from the effective date of reinstatement (except in Georgia, Oklahoma, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.

         IDS Life will have two years from the effective date of reinstatement (except in Virginia) to contest the truth of statements or representations in the reinstatement application.

    (f) The substance of any provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

         The Variable Account is comprised of various subaccounts. Subaccounts P,Q,R,S, and T, as well as Subaccounts 1995 and 2004 fund the Single Premium
         Variable Life policies issued by IDS Life. Subaccounts U,V,W,X,Y, and IL, as well as Subaccounts 1995V and 2004V fund the Flexible Premium Variable Life policies issued by IDS Life. Subaccounts U,V,W,X,Y and IL also fund the Flexible Premium Survivorship Variable Life Insurance Policy issued by IDS Life. Some Subaccounts invest exclusively in the Portfolios of IDS Life Series
         Fund (the Fund), while others invest in units of the Smith Barney Inc. Stripped (Zero Coupon) U.S. Treasury
PAGE 25
         Securities Fund, Series A ("the Trust" or "the
         Trusts"). Subaccount P and U invest exclusively in the shares of the Equity Portfolio; Subaccounts Q and V invest exclusively in the shares of the Income
         Portfolio; Subaccounts R and W invest exclusively in the shares of Money Market Portfolio; Subaccounts S and
         X invest exclusively in the shares of the Managed
         Portfolio; Subaccounts T and Y invest exclusively in the shares of the Government Securities Portfolio; and Subaccount IL invests exclusively in the shares of the International Equity Portfolio. All of the above six portfolios make up IDS Life Series Fund, Inc., a series mutual fund. Subaccounts 1995, 2004, 1995V and 2004V invest in units of the designated unit investment trust, with maturity dates of 1995 and 2004 respectively.

         All shares issued by the Fund are the same class (kind) capital stock. They have a par value of $.001 a share. They are fully paid and nonassessable and can be redeemed or transferred. All shares have equal voting rights. They can be issued as full shares or fractions. A fraction of a share has the same kind of rights and privileges as a full share. The Fund currently has six portfolios, each issuing its own series of common stock. The shares of each portfolio represent an interest only in that portfolio's assets (and profits or losses) and in the event of liquidation, each share of a portfolio would have the same rights to dividends and assets as every other share of that portfolio.

         Each share of a portfolio has one vote. On some issues, such as the election of directors, all shares of the Fund vote together as one series. All shares have cumulative voting when voting on the election of directors. With cumulative voting, each shareholder is entitled to a number of votes equal to the number of shares which that shareholder holds multiplied by the number of directors to be elected, and has the right to divide votes among candidates in any way. On an issue affecting a particular portfolio, its shares vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one portfolio. In voting on the Investment Management and Services Agreement, approval of the Agreement by the shareholders of a particular portfolio would make the Agreement effective as to that portfolio, whether or not it had been approved by the shareholders of the other portfolios.

         As previously stated, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolio or in units of the Trust. With regard to the Fund IDS Life is the Owner of those Fund shares as such has the right to vote to elect the Board of Directors of the Fund, to vote upon certain matters
PAGE 26
         that are required by the 1940 Act to be approved or ratified by the shareholders, and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, IDS Life will vote the shares of each Fund portfolio at regular and special meetings of the shareholders of the Fund in accordance with instructions received from the owners of the Policies.
         Fund shares held in each subaccount for which no timely instructions from Owners are received, and Fund shares that are not otherwise attributable to Owners, will be voted by IDS Life in the same proportion as those shares in that subaccount for which instructions are received. The number of Fund shares in each subaccount for which instructions may be given by an Owner is determined by applying the Owner's percentage interest in the subaccount to the total number of votes attributable to the subaccount. The number will be determined as of a date chosen by IDS Life, but not more than 60 days before the meeting of the Fund.
         Fractional votes are counted. Owners will receive notice of each meeting of the shareholders together with any proxy solicitation materials, and a statement of the number of votes as to which they are entitled to give directions at the meeting.

         IDS Life may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the goals of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for the Fund. In addition, IDS Life itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that IDS Life reasonably disapproves such changes in accordance with applicable federal regulations. If IDS Life does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next report to Owners.

         Generally, ownership of units of a unit investment trust does not involve the exercise of voting rights. However, with regard to the Trusts, unitholders may vote for removal of the trustee or for the amendment or the termination of the Trust indenture. In the event of such vote, IDS Life, as the Owner of such units, would solicit voting instructions from Owners under the same procedures set forth above regarding the holders of Fund shares.

    (g) Whether security holders must be given notice of any change in:

         (1)  the composition of the assets of the trust.

PAGE 27
              If shares of any Fund portfolio or Trust units should not be available for purchase by the appropriate subaccount or if, in the judgment of IDS Life's management, further investment in such shares is no longer appropriate in view of the purposes of the subaccount, shares of another registered, open-end management investment company or unit investment trust may be substituted for portfolio shares or Trust units held in the subaccount. If deemed by IDS Life to be in the best interest of persons having voting rights under the Policy, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required. In the event of any such substitution or change, IDS Life may, without the consent or approval of the Owners, amend the Policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the SEC. IDS Life will notify Owners within five days of any substitution or change.

         (2) the terms and conditions of the securities issued by the trust.

         No change in the terms and conditions of an issued and outstanding Policy can be made without the consent of the Owner, other than as set forth in paragraph (1) above.

         (3) the provisions of any indenture or agreement of the trust.

              Not applicable.

         (4) the identity of the depositor, trustee or custodian.

              There is no provision requiring notice to, or consent of, Owners with respect to any change in the identity of the Variable Account's depositor. However, IDS Life's obligations under the Policy cannot be transferred to any other entity without the consent of the Owner.

    (h) Whether the consent of security holder for action to be taken concerning any change in:

         (1)  the composition of the assets of the trust.

              Consent of Owners is not required when changing the underlying securities of any of the Subaccounts. However, to change these securities, approval of the Securities and
PAGE 28
              Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940.

         (2) the terms and conditions of the securities issued by the trust.

         No change in the terms and conditions of the Policy may be made without the consent of the Owner, except as provided in paragraph (1) above.

         (3) the provisions of any indenture or agreement of the trust.

              Not applicable.

         (4) the identity of the depositor, trustee or custodian.

         The answer to Item 10(g)(4) is incorporated by reference.

    (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

         Policy 1

         The minimum single premium must be at least $5000. The maximum single premium is $500,000. The Policy provides life insurance coverage on the lives of the named insureds. The Policy allows the Owner to borrow from its Policy Value, using that value as collateral for the loan.

         Policy 2

         The Owner has flexibility concerning the amount and frequency of premium payments. At the time of application, the Owner will determine a Scheduled Premium. The Scheduled Premium will be a level amount at a fixed interval of time. However, the Owner need not adhere to the Scheduled Premium. Instead, the Owner may, subject to certain restrictions, make premium payments in any amount and at any frequency.

         Premium payments may be increased or decreased at any time. The minimum payment which IDS Life will accept is $25. There is no maximum, but IDS Life reserves the right to limit any payment.

         The failure to pay a scheduled premium will not itself cause the Policy to lapse. However, the payment of scheduled premiums or unscheduled premiums in any amount or frequency will not guarantee that the Policy will remain in force. Subject to the limitations
PAGE 29
         contained in the Policy, payment the Minimum Monthly Premium will keep the coverage in force until the later of the insured's Age 70 Anniversary or five years from the policy date.

         The Policy contains two death benefit options. Under Death Benefit Option 1, the death benefit is the greater of the Specified Amount or a percentage of policy value. Under Death Benefit Option 2, the death benefit is the greater of the Specified Amount plus the policy value, or a percentage of policy value.

         Before issuing any policy, IDS Life requires evidence of insurability satisfactory to it. IDS Life will generally not issue a policy to persons over the age of
         75. It may, however, at its sole discretion, issue a policy to an applicant above age 75. The Initial Minimum Specified Amount is $50,000, but this is reduced to $40,000 in Policy Years 3 through 10, and 25,000 thereafter. The minimum specified amount for policies purchased on or after May 1, 1991 with an initial specified amount of $350,000 or more is $350,000 in the first policy year, $325,000 in years two to five, $300,000 in years six to 10 and $275,000 thereafter.

         The Owner may borrow up to 85 percent of the Policy Value less Surrender Charges at a 6.1 percent interest rate, payable in advance. For policies purchased on or after May 1, 1993 (October 1, 1993 for New Jersey), IDS Life expects to reduce the loan interest rate after a policy's 10th anniversary to 4.3%. The borrowed amounts are placed in IDS Life's fixed account. If the Owner does not specify whether to borrow the money from the Fixed Account and/or any specific subaccount, or if the Fixed Account or the designated subaccounts do not have sufficient values, the loan will be taken pro rata from the Fixed Account and each subaccount. The Fixed Account value attributable to indebtedness will earn
         4.50 percent annual interest. The minimum loan which can be requested $500.

         Policy 3

         Premiums

         Payment of premiums:

         In applying for the policy, the owner must decide how much they intend to pay and how often they will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that the owner pay the premiums sufficient to keep the DBG-85 in effect.The owner may schedule payments annually, semiannually, or quarterly. (Payment at any other interval must be
PAGE 30
         approved by IDS Life.) This premium schedule is shown in the policy.

         The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if their cash surrender value is sufficient to pay the monthly deduction, or if they have paid sufficient premium to keep the DBG-85 or the DBG-100 in effect.

         The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

         Although the owner has flexibility in paying premiums, the amount and frequency of their payments will affect the policy value, cash surrender value and length of time their policy will remain in force, as well as affect whether the DBG-85 or DBG-100 remain in effect.

         Premium limitations:

         The owner may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life reserves the right to limit the number and amount of unscheduled premium payments.

         No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

         Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

         Allocation of premiums:

         Until the policy date, IDS Life holds all premiums in the fixed account, and IDS Life credits interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, IDS Life will allocate the net premiums plus accrued interest to the account(s) the owner has selected in their application. At that time, IDS Life will begin to assess the various loads, fees, charges and expenses.

         Any amount allocated to a subaccount is converted into accumulation units of that subaccount. Similarly, when transferring value between subaccounts, accumulation
PAGE 31
         units in one subaccount are converted into a cash value, which is then converted into accumulation units of the second subaccount.

         Insurability: Before issuing the policy, IDS Life requires satisfactory evidence of the insurability of the persons whose lives the owner proposes to insure. IDS Life's underwriting department will review the owner's application and any medical information or other data required to determine whether the proposed individuals are insurable under IDS Life's underwriting rules. The owner's application may be declined if a person fails to meet the underwriting requirements and any premiums that were paid will be returned.

         Age limit: IDS Life generally will not issue a policy to persons over the insurance age of 85. It may, however, do so at its sole discretion.

         Proceeds payable upon death

         IDS Life will pay a benefit to the beneficiary of the policy when the last surviving insured dies. If that death is prior to the youngest insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option the owner has selected, as described below, less any indebtedness.

         If the last surviving insured's death is on or after the youngest insured's attained insurance age 100, the amount payable is the cash surrender value.

         Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The
         Option 1 death benefit is the greater of:

              o the specified amount on the date of the last
                 surviving insured's death; or

              o the applicable percentage of the policy value on
                 the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

         Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The
         Option 2 death benefit is the greater of:

               o the policy value plus the specified amount; or
               o the applicable percentage of policy value on
                 the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

PAGE 32
Information Concerning the Securities Underlying the Trust's
Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which the security holders have an interest.

    The securities to be held in the Subaccounts will be shares of the Fund or units of the Trust described in Item 12. This fund is a registered, open-end diversified management investment company. The Trust is a registered unit investment trust (UIT).

12. If the trust is the issuer of periodic payment plan certificates, and if any underlying securities were issued by another investment company, furnish the following information for each such company:

    (a)  Name of Company.

         IDS Life Series Fund, Inc.
         The Smith Barney Inc. Stripped ("Zero Coupon") U.S.
         Treasury Securities Fund, Series A ("Zero Coupon Trust"
         - a unit investment Trust).

    (b)  Name and principal address of depositor.

         Investment manager of IDS Life Series Fund, Inc.
         IDS Life Insurance Company
         IDS Tower 10
         Minneapolis, MN  55440

    (c) Name and principal business address of trustee or custodian.

         For IDS Life Series Fund, Inc.:

         American Express Trust Company
         P.O. Box 534
         Minneapolis, Minnesota  55440-0534

         acts as custodian for the Fund.

         Sponsor of the Zero Coupon Trust:

         Smith Barney Inc.
         Two World Trade Center
         New York, NY  10048

    (d) Name and principal business address of principal underwriter.

         Not Applicable.

PAGE 33
    (e) The period during which the securities of such Company have been the underlying securities.

         IDS Life Series Fund, Inc. commenced operations on
         January 20, 1986. The International Equity Portfolio commenced operations on October 28, 1994.

Information Concerning Loads, Fees, Charges and Expenses

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions,
         (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets or the trust's securities are subject:

              (A) the nature of such load, fee, expense or charge;
              (B)  the amount thereof;
              (C) the name of the person to whom such amounts are paid and his relationship to the trust;
              (D)  the nature of the services performed by
                   such person in consideration for such load, fee, expense or charge.

         (1)   Principal Payments.  (Gross Premium)

         Policy 1

                 Nature of                                   Person to whom
                 Charge        Amount                        Paid/Relationship   Services
                 Monthly Cost  Tabular charge per $1,000 at   IDS Life           Insurance
                 of insurance  risk, varying by age, sex                         Protection
                 charges       and insurance rating of the
                               insured

                 Policy Issue   $150 at time of issue         IDS Life           Issue and
                 and Admin-                                                      Administrative
                 istrative                                                       Expenses
                 Expense

                 Surrender     Percent of Amount              IDS Life           Sales Expenses
                 Charge        Surrendered varying by
                               duration and guaranteed
                               not to exceed 9% of
                               Premium paid

                 Premium Tax   2.5% of Premium                IDS Life           State
                 Charge                                                          Premium
                                                                                 Taxes

               Policy 2

                 Nature of                                    Person to whom
                 Charge        Amount                         Paid/Relationship  Services

                 Sales         2.5% of Gross Premiums         IDS Life           Sales
                 Charge                                                          Expenses

                 Premium       2.5% of Gross Premiums         IDS Life           State
                 Tax Charge                                                      Premium
                                                                                 Taxes

PAGE 34
                 Policy        Currently $5 per policy        IDS Life           Adminis-
                 Fee           month, never to exceed                            trative
                               $7.50 per policy month.                           Expenses
                               Waived for policies
                               purchased on or after
                               May 1, 1991 with an
                               initial specified amount
                               of $350,000 or more.

                 Cost of       Tabular charge per $1000       IDS Life           Insurance
                 Insurance     net amount at risk each                           Protection
                 Charge        policy month, determined by
                               age, sex and insurance
                               rating of the insured

                 Cost of       Tabular charge each policy     IDS Life           Optional
                 Policy        month determined by nature                        Insurance
                 Riders        and amount of riders
                               attached to policy

                 Death         $0.01 per $1000 of             IDS Life           Death
                 Benefit       Specified Amount and Other                        Benefit
                 Guarantee     Insured Rider Coverage each                       Guarantee
                 Charge        policy month that the Death                       Risk
                               Benefit Guarantee is in
                               effect

                 Contingent    $4 per $1000 Initial           IDS Life           Issue
                 Deferred      Specified Amount of policy                        and
                 Issue and     is surrendered within 5                           Under-
                 Adminis-      years of policy issue,                            writing
                 trative       decreasing monthly                                Expenses
                 Expense       thereafter at a rate of 20%                       at Issue
                 Charge        per year
                 (Issue)

                 Contingent    $4 per $1000 increase in       IDS Life           Issue
                 Deferred      Specified Amount if policy                        and
                 Issue and     is surrendered within 5                           Under-
                 Adminis-      policy years of increase,                         writing
                 trative       decreasing monthly                                Expenses
                 Expense       thereafter at a rate of 20%                       at
                 Charge        per year                                          Increase
                 (Increase)

                 Contingent    27.5% of Gross Premiums up     IDS Life           Sales
                 Deferred      to amount shown in policy                         Expenses
                 Sales         (conservative estimate of                         at Issue
                 Charge        one Guideline Annual
                 (Issue)       Premium) plus 6.5% of all
                               other Gross Premiums except
                               those attributable to an
                               Increase or, if less
                               Tabular amount per $1000
                               Initial Specified Amount -
                               determined by age, sex and
                               insurance rating of insured
                               - if policy is surrendered
                               within 5 policy years of
                               issue, decreasing monthly
                               thereafter at a rate of 20%
                               per year

                 Contingent    6.5% of Premiums attrib-       IDS Life           Sales
                 Deferred      utable to the Increase                            Expenses
                 Sales         or, if less Tabular                               at
                 Charge        amount per $100                                   Increase
                 (Increase)    increased in Specified
                               Amount - determined by age,
                               sex and insurance rating of
                               insured - if policy is
                               surrendered within 5 policy
                               years of Increase,
                               decreasing monthly
                               thereafter at a rate of 20%
                               per year
PAGE 35
                 Partial       $25 or, if less, 2% of          IDS Life          Trans-
                 Surrender     Policy Value surrendered                          action
                 Fee                                                             Costs

               Policy 3

                 Nature of                                    Person to whom
                 Charge        Amount                         Paid/Relationship  Services

                 Sales         7.25% of all premiums paid.     IDS Life          Sales
                 Charge                                                          Expenses

                 Premium       2.5% of premium payment.        IDS Life          State
                 Tax Charge                                                      Premium
                                                                                 Taxes
                 Federal      1.25% of each premium            IDS Life          Federal
                 Tax Charge   payment.                                           taxes

                 Policy       Currently $30 per policy         IDS Life          Adminis-
                 Fee          month, never to exceed                             trative
                              $30 per policy month.                              Expenses

                 Cost of      The monthly cost of insurance    IDS Life          Insurance
                 Insurance    times the total of the death                       Protection
                              benefit minus the policy value
                              plus any other flat extra
                              insurance charges.

                 Cost of      Determined by nature and         IDS Life          Optional
                 Policy       amount of riders attached                          Insurance
                 Riders       to policy.

                 Contingent   $4 per $1000 of the initial      IDS Life          Issue
                 Deferred     specified amount of the                            and
                 Issue and    policy, if it is surrendered                       Under-
                 Adminis-     during the first policy                            writing
                 trative      years, and then decreasing                         Expenses
                 Expense      monthly until it is zero at                        at Issue
                 Charge       the end of 15 policy years.
                 (Surrender
                 Charge)


                 Partial      $25 (or 2% of the amount         IDS Life          Trans-
                 Surrender    surrendered, if less).                             action
                 Fee                                                             Costs

                (2)     Underlying Security.

                Investment    The Money Market                 IDS Life          Investment
                Management    Portfolio of IDS Life                              management
                Fee           Series Fund, Inc.                                  and services
                              pays a fee on an                                   described in
                              annual basis equal to                              Agreement
                              0.50% of its daily
                              aggregate average
                              net assets.

                              The Equity, Income
                              Managed and
                              Government Securities
                              Portfolios of IDS Life
                              Series Fund, Inc. each
                              pay a fee on an annual
                              basis equal to 0.70% of
                              their aggregate average
                              daily net assets.

                              The International Equity
                              Portfolio of IDS Life
                              Series Fund, Inc. pays a
                              fee on an annual basis
                              equal to 0.95% of its
                              aggregate average daily
                              net assets.

PAGE 36
                Non-Advisory  IDS Life Series Fund,            IDS Life          Non-Advisory
                Expense       Inc. will reimburse                                Expenses
                Charges       IDS Life for non-                                  described in
                              advisory expenses.                                 Agreement

         (3)  Distributions.

              Not applicable.  See paragraph (4) below.

         (4)  Cumulated or reinvested distributions or income.

              All investment income and other distributions are reinvested in Fund shares at net asset value.

         (5)  Redeemed or liquidated assets.

              There are no charges for redeemed or liquidated assets of the Trust's securities.

    (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

         Policy 1

         See Item 13(a)(1).

         Policy 2

         See Item 13(a)(1).

         Policy 3

         See Item 13(a)(1).

    (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

         Policy 1

         (1) 0% However, this does not take into account the Surrender Charge described in Item 13(a)(1). The surrender charge will not exceed 9% of the Premium.

         (2) 0% However, this does not take into account the Surrender Charge or the other deductions described in
         Item 13(a)(1).

PAGE 37
         Policy 2

         (1) 2.5% However, this does not take into account the Contingent Deferred Sales Charge described in
              Item 13(a)(1). The Contingent Deferred Sales Charge will not exceed 27.5% of payments up to one Guideline Annual Premium plus 6.5% of payments in excess of one Guideline Annual Premium; and 6.5% of any other amounts attributable as premiums after an Increase in Specified Amount.

         (2) 5.0% However, this does not take into account the Contingent Deferred Sales Charge or Contingent Deferred Issue and Administrative Expense Charge or any of the other deductions from Policy Value described in Item 13(a)(1).

         Policy 3

         (1),(2)   Sales charge:  7.25% of all premiums paid.
                   However, this does not take into account the Contingent Deferred Issue and
                   Administrative Expense Charge or any of the other deductions from Policy Value described in Item 13(a)(1).

         Premium tax charge:  2.5% of each premium payment.

         Federal tax charge:  1.25% of each premium payment.

    (d) Explain the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

         Not Applicable.

    (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

         Policy 1

         IDS Life deducts a charge which on an annual basis is equal to 0.50% of the average assets of the Subaccounts as a mortality and expense risk charge.

         IDS Life deducts a charge which on an annual basis is equal to 0.15% of the average assets of the Subaccounts as a minimum death benefit guarantee risk charge.

PAGE 38
         IDS Life reserves the right to charge the Subaccounts for any tax liability it may incur because of the operations of the Accounts regardless of whether or not tax is actually paid by IDS Life.

         Policy 2

         IDS Life deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to 0.90% of the average assets of the Subaccounts. This charge is needed to reimburse IDS Life for assuming certain mortality and expense risks under the Policy.

         IDS Life deducts a Transaction Charge, currently equal on an annual basis to 0.25% of the average assets of the Subaccounts investing in the Trusts. IDS Life may increase this charge in the future but not to more than 0.50%. This is a cost-based charge needed to reimburse IDS Life for amounts paid to Smith Barney, Inc. on the sale of Trust units to the Variable Account.

         IDS Life reserves the right to charge the Subaccounts for any tax liability it may incur because of the operations of the Subaccounts, regardless of whether or not the tax is actually paid by IDS Life.

         Policy 3

         Mortality and expense risk charge

         This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts -- a level guaranteed for the life of the policy.
         Computed daily, the charge compensates IDS Life for:

             oMortality risk -- the risk that the cost of
              insurance charge will be insufficient to meet actual claims.

             oExpense risk -- the risk that the policy fee and
              the contingent deferred issue and administration expense charge may be insufficient to cover the cost of administering the policy.

         IDS Life reserves the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance contracts or in IDS Life's tax status as we currently understand it.


    (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(b) through the sale or purchase of the trust's securities or interests
PAGE 39
         in underlying securities, and described fully the nature and extent of such profits or benefits.

         Not as principal underwriter or depositor will IDS Life, nor any affiliated person of IDS Life, receive any profit or other benefit not included in the answer to Item 13(a) or 13(b) through the sale or purchase of the Policy or Fund shares, except that IDS Life will pay to American Express Financial Corporation a fee equal on an annual basis to 0.25% (0.50% for International Equity Portfolio) of the Fund's average net assets for investment advice relative to the Fund under an Investment Advisory Agreement between American Express Financial Corporation and IDS Life.

         As custodian of the underlying securities, American
         Express Trust Company will receive certain fees indirectly from the Fund. The fees will be comparable to the fees received by custodians which hold the assets of other mutual funds.

    (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust, bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

         Not applicable.

    (h) For life insurance company separate accounts registered as unit investment trusts issuing variable life insurance contracts:

         If proceeds from explicit sales loads will not cover the expected costs of distributing the contracts, identify the source from which the shortfall, if any, will be paid. If any shortfall is to be made up from assets from the Insurance Company's general account, disclose, if applicable, the extent to which any amounts paid by the Insurance Company may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account.

         Mortality and expense risk charge

         This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts -- a level guaranteed for the life of the policy.
         Computed daily, the charge compensates IDS Life for:

             oMortality risk -- the risk that the cost of
              insurance charge will be insufficient to meet actual claims.

PAGE 40
             oExpense risk -- the risk that the policy fee and
              the contingent deferred issue and administration expense charge may be insufficient to cover the cost of administering the policy.

         IDS Life may profit from the mortality and expense risk charge. Any such profit would be available to IDS Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the sales charges. Any further deficit will have to be made up from IDS Life's general assets.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any), and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

    A person desiring to purchase a Policy must complete an application on a form provided by IDS Life and submit it to the Home Office of IDS Life. If the applicant meets the prescribed standards, a Policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

    Policy 1

    The Owner determines in the application what portions, if any, of the premium are to be allocated to each of the Subaccounts. Until the date that a policy is mailed from IDS Life's Home Office for delivery to the Owner, the premium received by IDS Life is held in IDS Life's general account. When a Policy is mailed, the Policy Value will reflect the performance of Subaccount R, which invests in the Money Market Portfolio of IDS Life Series Fund, from the date the premium was received. On the date that a Policy is mailed from IDS Life's Home Office for delivery to the Owner, the Policy Value will be allocated to one or more of the Subaccounts, in accordance with the allocation instructions received from the Owner in the application. Each of the Subaccounts invests exclusively in the shares of a different Portfolio of the Fund or units of the Trust. The net investment results of each Subaccount vary with the investment experience of its underlying Fund Portfolio or valuation of Trust units. For each of the Subaccounts, a unit price will be calculated daily by adding all investment earnings of the Subaccount and deducting specified charges. Thus, the value of each Policy varies with the investment performance of the underlying Fund Portfolio(s) or valuation of the Trust unit(s).
PAGE 41
    Policy 2

    The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life's Home Office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

    Policy 3

    The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life's Home Office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

    Policy 1

    The Owner determines in the application what portions, if any, of the premium are to be allocated to each of the Subaccounts. Until the date that a policy is mailed from IDS Life's Home Office for delivery to the Owner, the premium received by IDS Life is held in IDS Life's general account. When a Policy is mailed, the Policy Value will reflect the performance of Subaccount R, which invests in the Money
    Market Portfolio of IDS Life Series Fund, from the date the premium was received. On the date that a Policy is mailed from IDS Life's Home Office for delivery to the Owner, the Policy Value will be allocated to one or more of the Subaccounts in accordance with the allocation instructions received from the Owner in the application. For amounts allocated to the Subaccounts, IDS Life applies the Policy
PAGE 42
    Value so allocated to the purchase of Fund shares or units of the Trust at their net asset value determined as of the end of the valuation period during which the written directions to make the allocation are received by IDS Life at its Home Office. Fund shares or units of the Trust may be redeemed by IDS Life to permit the payment of insurance benefits, amounts requested for surrender, loan payments, interest charges on loans, surrender charges and fees and other purposes contemplated by the Policy.

    Policy 2

    The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life's Home Office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the Subaccounts, in accordance with the allocation instructions received from the Owner in the application. For amounts allocated to the Subaccounts, IDS Life applies the Policy Value so allocated to the purchase of Fund shares or units of the Trust at their net asset value determined as of the end of the Valuation Period during which the written directions to make the allocation are received by IDS Life at its Home Office. Fund shares or units of the Trust may be redeemed by IDS Life to permit the payment of insurance benefits, amounts requested for surrender, loan payments, interest charges on loans, surrender charges and fees and other purposes contemplated by the Policy.

    Policy 3

    The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life's Home Office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the Subaccounts, in accordance with the allocation instructions received from the Owner in the application. For amounts allocated to the Subaccounts, IDS Life applies the Policy Value so allocated to the purchase of Fund shares or units of the Trust at their net asset value determined as of the end of the Valuation Period during which the written directions to make the
PAGE 43
    allocation are received by IDS Life at its Home Office. Fund shares or units of the Trust may be redeemed by IDS Life to permit the payment of insurance benefits, amounts requested for surrender, loan payments, interest charges on loans, surrender charges and fees and other purposes contemplated by the Policy.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

         Any surrender by an Owner may be made by a request in writing to the Home Office of IDS Life. IDS Life will determine the Surrender Value as of the end of the Valuation Period during which the request is received. See the response to item 13(a) for information concerning surrender charges and fees. The Surrender Value will be paid within seven days after the Owner's written request is received by IDS Life at its Home Office, however IDS Life reserves the right to defer any payment of Surrender Value (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings),
         (b) trading on the Exchange is restricted; (c) an emergency exists such that it is (b)not reasonably practical to dispose of securities held in the Variable Account or to determine the value of the Variable Account's net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission.

         Any surrenders of the Policy Value from the Fixed Account may be postponed for up to 6 months, in Policy 2 and in Policy 3. If IDS Life postpones payment for more than 30 days, interest at an annual rate of 3 percent will be paid on the amount surrendered for the period of postponement.

    (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         IDS Life is required to honor surrender requests as described in Items 10(c) and 17(a).

         The Fund is required to redeem Fund shares at net asset value at the request of IDS Life, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request. The Trust is required to redeem Trust units at net asset value at the request of IDS Life, and to make payment therefor
PAGE 44
         to the Variable Account within seven days of the receipt of the redemption request.

    (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

         A totally surrendered Policy will be canceled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

         All income and other distributable funds of each Subaccount investing in the Fund are reinvested in shares of the appropriate Fund Portfolio and are added to the assets of that Subaccount. For Trust units, all investment income and other distributions, if any, are held in the Trust.

    (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Not applicable.

    (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

         At the present time, IDS Life does not intend to establish any reserves for federal income taxes which may be attributable to the Variable Account.

    (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed here with. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof.

         Not applicable.

19. Describe the procedure with respect to keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

PAGE 45
    IDS Life has primary responsibility for all administration of the Policy and will maintain the records and books of the Variable Account.

    Included in these records are the name, address, taxpayer identification number and other pertinent information for each Owner, and the number and Policy Value records of each Policy. IDS Life will also keep, as custodian, the records of all securities transactions entered into with the Fund and the Trust for the purchase and sale of the Fund shares or Trust units by the Variable Account.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

    (a)  Amendments to such indenture or agreement.

         Not applicable.

    (b) The extension or termination of such indenture or agreement.

         Not applicable.

    (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

         Not applicable.

    (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

         Not applicable.

    (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

         There are no provisions relating to the appointment of a successor depositor.

    (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

         There are no provisions regarding the removal or resignation of IDS Life, nor its failure to perform its duties, obligations, and functions as depositor.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

         Policy 1

         After the first Policy Year, the Owner may obtain a loan from the Company by sending a Written Request.
PAGE 46
         The loan value of the Policy is the only security required. The policy loan rate is 5.0% per annum payable in advance. The Owner may borrow an amount up to 90% of the total Policy Value less Surrender
         Charges. Interest to pay for the loan until the next policy anniversary will be included in determining the maximum loan value. IDS Life will compute the Loan
         Value as of the end of the Valuation Period during which the loan request is received at its Home Office.

         The Loan Value of the Variable Account will be paid within seven days after the Owner's written request is received by IDS Life at its Home Office, however IDS Life reserves the right to defer any payment of Loan Value (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Account or to determine the value of the Account's net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with the rules of the Securities and Exchange Commission.

         Policy 2

         The Owner may obtain a loan from the Company by sending a Written Request. The loan value of the Policy is the only security required. The policy loan rate is 6.1 percent per annum payable in advance. For policies purchased on or after May 1, 1993 (October 1, 1993 for New Jersey), IDS Life expects to reduce the loan interest rate after a policy's 10th anniversary to 4.3% payable in advance. The Owner may borrow an amount up to 85 percent of the total Policy Value less Surrender Charges. Interest to pay for the loan until the next policy anniversary will be included in determining the maximum loan value. IDS Life will compute the Loan Value as of the end of the Valuation Period during which the loan request is received at its Home Office. The Owner also may request a loan by calling IDS Life. IDS Life has the authority to honor any telephone loan request believed to be authentic. IDS Life is not responsible for determining the authenticity of such calls. A loan request received before 3 p.m. Central time (which is 4 p.m. New York time) will be processed the same day.

         The Loan Value of the Variable Account will be paid within seven days after the Owner's written request is received by IDS Life at its Home Office, however IDS
         Life reserves the right to defer any payment of Loan
         Value (1) which derives from a Premium Payment made by
PAGE 47
         a check which has not cleared the banking system (good payment has been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Account or to determine the value of the Account's net assets; or (d) the Securities and Exchange
         Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission. Any loans from the Fixed Account may be delayed up to six months from the date IDS Life receives the request.

         Policy 3

         Policy loans

         The owner may borrow against their policy by written or telephone request. A loan request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. (Loans by telephone are limited to $50,000).

         Interest rate: The interest rate for policy loans is 6% per year. After the policy's 10th anniversary we expect to reduce the loan interest rate to 4% per year. Interest is charged daily and due at the end of the policy year.

         Minimum loan: $500 ($200 for Connecticut residents) or the remaining loan value, whichever is less.

         Maximum loan:

              o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.
              o In Virginia, 90% of the policy value minus surrender charges.
              o In Alabama, 100% of the policy value minus surrender charges.
              o In all other states, 85% of the policy value minus surrender charges.

         IDS Life will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. In doing so, IDS Life reserves the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that will be taken until the next policy anniversary.

PAGE 48
         Payment of loaned funds: Generally, IDS Life will pay loans within seven days after IDS Life receives the owner's request (with certain exceptions -- see
         "Deferral of payments," under "Payment of policy proceeds").

         Repayments: Loan repayments will be allocated to subaccounts and/or the fixed account using the premium allocation percentages in effect unless the owner tells IDS Life otherwise. Repayments must be in amounts of at least $50.

         Deferral of payments:

         IDS Life reserves the right to defer payments of policy loans if:

              o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);
              o the NYSE is closed (other than customary weekend and holiday closings);
              o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

         Any loans from the fixed account may be delayed up to six months from the date IDS Life receives the request. If IDS Life postpones the payment of surrender proceeds more than 30 days, IDS Life will pay the owner interest on the amount surrendered at an annual rate of 3% for the period of postponement.

    (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

         Policy 1

         If it is not specified from which Subaccounts the loan is to be made, the loan will be made from the Subaccounts in the same proportion as the value in each Subaccount bears to the total Policy Value, less
         Indebtedness.

         A loan from the Subaccounts will result in Accumulation Units being redeemed and the Proceeds transferred from the Subaccounts into IDS Life's General Account. Repayments will be transferred into the Subaccounts.
         Loan repayments must be in amounts of at least $50.
         Loan repayments will be allocated to the Subaccounts
PAGE 49
         using the premium allocation percentages in effect unless the Owner tells IDS Life otherwise.

         If additional interest accrues to the Policy loan and is not paid when due, IDS Life will increase the amount of Indebtedness in the General Account to cover the amount of such additional interest. The interest added to a Policy loan will be charged the same interest rate as the loan. IDS Life will allocate the amount of the additional interest among the Subaccounts, using the monthly deduction allocation percentages. If the value in any one of the Subaccounts is insufficient to pay the additional interest so allocated, the entire additional interest will be deducted from each of the Subaccounts in the same proportion as the value in each Subaccount bears to the total Policy Value less Indebtedness.

         IDS Life will credit the loaned amount with 4% annual interest.

         Policy 2

         If it is not specified whether the loan is to be made from the Fixed Account or the Subaccounts, the loan will be made from the subaccounts and the Fixed Account in the same proportion as the value in each subaccount and the Fixed Account bears to the total policy value, less indebtedness.

         A loan from the subaccounts will result in accumulation units being redeemed and the proceeds transferred from the subaccounts into IDS Life's fixed account. Repayments will be transferred into the Fixed Account and/or the subaccounts. Loan repayments must be in amounts of at least $25. Loan repayments will be allocated to subaccounts and/or the Fixed Account using the premium allocation percentages in effect unless the Owner tells IDS Life otherwise.

         If additional interest accrues to the Policy loan and is not paid when due, IDS Life will increase the amount of indebtedness in the fixed account to cover the amount of such additional interest. The interest added to a policy loan will be charged the same interest rate as the loan. IDS Life will allocate the amount of the additional interest among the Fixed Account and/or the subaccounts, using the monthly deduction allocation percentages. If the value in the Fixed Account or any one of the subaccounts is insufficient to pay the additional interest so allocated, the entire additional interest will be deducted from the Fixed Account and each of the subaccounts in the same proportion as the value in the Fixed Account and each subaccount bears to the total policy value, less indebtedness.

PAGE 50
         IDS Life will credit the loaned amount with 4.50 percent annual interest.

         Policy 3

         Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. IDS Life will credit the policy value loaned with 4% annual interest. (See Repayments Section under 21(a) Policy
         3).

         Overdue interest: If accrued interest is not paid when due, IDS Life will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. IDS Life will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.

         Effects of policy loans: If the owner does not repay their loan, it will reduce the death benefit and policy value. Even if the owner does repay it, their loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant portfolio(s). A loan may terminate the DBG-85 or the DBG-100. The loan amount is deducted from the total premiums paid, which may reduce the total below the level required to keep the DBG-85 or the DBG-100 in effect.

    (c) If such loans are made, furnish the aggregate amounts of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

         For Policy 1, the outstanding loan balance for fiscal year 1994 was $3,958,124.51 and the amount of interest collected was $152,783.38.

PAGE 51
         For Policy 2, the outstanding loan balance for fiscal year 1994 was $17,676,895.43 and the amount of interest collected was $1,064,190.32.

         No loans were in default for Policy 1 or Policy 2.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

    Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

    The officers, employees and sales force of IDS Life are bonded in the amount of $100 million, by virtue of a blanket fidelity bond issued by Saint Paul Fire and Marine to IDS Life's parent, American Express Financial Corporation.
    Saint Paul Fire and Marine provides the first $30 million.
    An additional $15 million in fidelity coverage is extended by a second policy issued by Vigilant Insurance Co. to the directors, officers, and employees of IDS Life. An additional $20 million in fidelity coverage is extended by a third policy issued by National Union to the directors, officers, and employees of IDS Life. An additional $4 million in fidelity coverage is extended by a fourth policy issued by Saint Paul Fire and Marine to the directors, officers, and employees of IDS Life. An additional $11.5 million in fidelity coverage is extended by a fifth policy issued by Continental to the directors, officers, and employees of IDS Life. An additional $12.5 million in fidelity coverage is extended by a sixth policy issued by Gulf Insurance Company to the directors, officers, and employees of IDS Life. An additional $7 million in fidelity coverage is extended by a final policy issued by Reliance Insurance Company to the directors, officers and employees of IDS Life.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

    The Owner may assign the Policy at any time. No such assignment is effective as to IDS Life, however, unless it is filed with IDS Life at its Home Office for recording.

PAGE 52
III.

ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

    IDS Life is a stock life insurance company organized under Minnesota law on August 7, 1957. Prior to April 2, 1973, IDS
    Life was called Investors Syndicate Life Insurance and
    Annuity Company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                    Total                                                                Aggregate gross
                   purchase                     Amount of     Amount of                     amount of
                   payments     Amount of    administration   management     Amount of     load, fees,
                 by security    sales load        fees           fees        other fees        etc.
Year               holders       received       received       received       received       received
Policy 1 and 2
1992            $ 48,998,425    $3,649,836    $16,107,910         --          $59,055      $ 68,815,226
1993              69,454,041     4,408,562     22,722,261         --           63,068        96,647,932
1994             117,787,027     6,969,493     34,835,904         --           63,193       159,654,617

Policy 3
Not Applicable

    (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

         The underlying investment company, IDS Life Series Fund, Inc., pays IDS Life for managing its portfolio, providing administrative services, and serving as transfer agent. For fiscal year 1994, the aggregate amount of this management fee was $2,087,292.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding cessation.

PAGE 53
    IDS Life conducts a conventional life insurance business in addition to a variable annuity business. IDS Life conducts this business in 49 states and the District of Columbia. A wholly owned subsidiary of IDS Life, IDS Life Insurance Company of New York, conducts a substantially identical business in New York. A wholly owned subsidiary of IDS Life, American Enterprise Life, conducts a substantially identical business in District of Columbia and in all states except Maine, New Hampshire, New York, Vermont and Wyoming.

    IDS Life is investment manager and underwriter of IDS Life
    Variable Annuity Fund A and IDS Life Variable Annuity Fund B, both of which are registered management investment companies.

    IDS Life is also the investment manager and underwriter of IDS Life Investment Series, Inc. IDS Life Special Income
    Fund, Inc., IDS Life Moneyshare Fund, Inc., and IDS Life
    Managed Fund, Inc.

    These funds support a number of unit investment trusts sponsored by IDS Life and its affiliates.

Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with Power to vote 5% or more of the outstanding voting securities of the depositor.

         Not applicable.

    (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

Directors.

The directors of IDS Life, together with their principal occupation during the last five years, are shown below.

Name and Address                  Principal Occupation

David R. Hubers                   Director since September 1989;
IDS Tower 10                      president and chief executive
Minneapolis, MN                   officer, American Express
                                  Financial Corporation (AEFC),
                                  since January 1984.  Senior
                                  vice president, finance and
                                  chief financial officer, AEFC,
                                  from January 1984 to August 1993.

PAGE 54
Richard W. Kling                  Director since February 1984;
IDS Tower 10                      president since March 1994.
Minneapolis, MN                   Executive vice president,
                                  Marketing and Products from
                                  January 1988 to March 1994.
                                  Vice president, AEFC, since
                                  January 1988.  Director of IDS
                                  Life Series Fund, Inc. and
                                  manager of IDS Life Variable
                                  Annuity Funds A and B.

Paul F. Kolkman                   Director since May 1984;
IDS Tower 10                      executive vice president since
Minneapolis, MN                   March 1994; vice president,
                                  Finance from May 1984 to March
                                  1994; vice president, AEFC,
                                  since January 1987.

Peter A. Lefferts                 Director and executive vice
IDS Tower 10                      president, Marketing since March
Minneapolis, MN                   1994; senior vice president and
                                  director, AEFC, since February
                                  1986.

Janis E. Miller                   Director and executive vice
IDS Tower 10                      president, Variable Assets since
Minneapolis, MN                   March 1994; vice president,
                                  AEFC, since June 1990.  Director,
                                  Mutual Funds Product Development
                                  and Marketing, AEFC, from May
                                  1987 to May 1990.  Director of
                                  IDS Life Series Fund, Inc. and
                                  manager of IDS Life Variable
                                  Annuity Funds A and B.

James A. Mitchell                 Chairman of the board since March
IDS Tower 10                      1994; director since July 1984;
Minneapolis, MN                   chief executive officer since
                                  November 1986; president from
                                  July 1984 to March 1994;
                                  executive vice president, AEFC,
                                  since March 1994; director, AEFC,
                                  since July 1984; senior vice
                                  president, AEFC, from July 1984
                                  to March 1994.

Barry J. Murphy                   Director and executive vice
IDS Tower 10                      president, Client Service, since
Minneapolis, MN                   March 1994; senior vice
                                  president, Operations, Travel
                                  Related Services (TRS), a
                                  subsidiary of American Express
                                  Company, since July 1992; vice
                                  president, TRS, from November
                                  1989 to July 1992; chief
PAGE 55
                                  operating officer, TRS,
                                  from March 1988 to November 1989.

Stuart A. Sedlacek                Director and executive vice
IDS Tower 10                      president, Assured Assets since
Minneapolis, MN                   March 1994; vice president, AEFC,
                                  since September 1988.

Melinda S. Urion                  Director and controller since
                                  September 1991; executive vice
                                  president since March 1994; vice
                                  president and treasurer from
                                  September 1991 to March 1994;
                                  vice president, AEFC, since
                                  September 1991; chief
                                  accounting officer, AEFC, from
                                  July 1988 to September 1991.

Principal Officers.

The following are principal officers of IDS Life. Each officer serves at the pleasure of the Board of Directors.

Morris Goodwin Jr.
Vice president and treasurer since March 1994; vice president and corporate treasurer, AEFC, since July 1989; chief financial officer and treasurer, IDS Bank & Trust, from January 1988 to July 1989.

William A. Stoltzmann
Vice President, General Counsel and Secretary since 1985.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor. IDS Life, a Minnesota corporation, is a wholly owned subsidiary of American Express Financial Corporation; American Express Financial Corporation, a Delaware corporation, is a wholly owned subsidiary of American Express Company, American Express Tower, World Financial Center, New York, New York 10285.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

    None.

PAGE 56
Compensation of Officers and Directors of Depositor Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

         To be filed by amendment.

    (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

         To be filed by amendment.

    (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

         To be filed by amendment.

Compensation of Directors

32. Furnish the following information with respect to the remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a)  the aggregate direct remuneration to directors:

         To be filed by amendment.

    (b)  indirectly or through subsidiaries to directors:

         To be filed by amendment.

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

         Not applicable - see Item 31.

    (b) Furnish the following information with respect to remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive
PAGE 57
         of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not ln supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to the predominant type of work.

         Not applicable - see Item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

    Not applicable - see Item 31.

                          IV.

DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.


    IDS Life no longer sells Policy 1.  IDS Life currently sells
    Policy 2, and intends to sell Policy 3 in the District of Columbia and all states except New York.

36. If sales of the trust's securities have at any time since
    January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

    Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

PAGE 58
         (1)  Name of officer, agency or body.

         (2)  Date of denial.

         (3)  Brief statement of reasons given for denial.

              Not applicable.

    (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or state governmental officer, agency or regulatory body.

         (1)  Name of officer, agency or body.

         (2)  Date of revocation.

         (3)  Brief statement of reason given for revocation.

              Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

         IDS Life may be deemed to be the principal underwriter of the Policy and will perform all sales and administrative duties. IDS Life will distribute the Policy exclusively through a sales force it shares with American Express Financial Advisors Inc. IDS Life is itself a registered broker/dealer, and is a member of the National Association of Securities Dealers, Inc.
         (NASD). Members of the IDS Life sales force are trained and licensed to sell both the conventional insurance products of the Company, as well as its variable life insurance and annuity contracts.

    (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

         Not applicable.

    (c) State the substance of any current agreement or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions, and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

PAGE 59
         Policy 1

         IDS Life will pay a commission not to exceed 3% of the single premium in the first Policy Year, .10% of the single premium in the Second Policy Year, .20% of the single premium in the third Policy Year, .30% of the single premium in the fourth Policy Year, and .05% of the Policy Value in Policy Years 5 through 11, to its sales representatives for sales of the Policy, if the Policy is not lapsed, surrendered or terminated as a result of the Insured's death. IDS Life will also pay on an approximate basis a total of 27% of the selling representative's commission to the Divisional and District Sales Managers of the selling representative.

         Policy 2

         IDS Life will pay a commission of up to 50 percent of the Initial Minimum Monthly Premium (annualized) when the Policy is sold, plus up to 3 percent of all premiums in excess of twelve times the Minimum Monthly Premium. At the end of policy years 4 through 10, IDS Life will pay .05 percent of the policy value, net of indebtedness Additional commissions will be paid if an increase in coverage occurs. IDS Life will also pay approximately 27 percent of the total representative's commission to the Division and District Sales Managers of the selling representative.

         Policy 3

         IDS Life will pay a commission of up to 50 percent of the Initial Target Premium (annualized) when the policy is sold, plus 2 percent of all premiums in excess of the target premium. Each calendar quarter the policy is in force, IDS Life will pay .03125 percent of the policy value, net of indebtedness. IDS Life will also pay approximately 17 percent of the total representative's commission to the Division and Sales Managers of the selling representative.

Information Concerning Principal Underwriter

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

         See Item 25.

    (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

         IDS Life is a member of the NASD.

PAGE 60
40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

         See Item 26(a).

    (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

         (1)  The nature of such fee or participation.

         (2)  The name of the person making payment.

         (3)  The nature of the services rendered in
              consideration for such fee or participation.

         (4) The aggregate amount received during the last financial year covered by the financial statements filed herewith.

              See Item 26(b).

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, their relationship, if any, to the trust and the nature of such activities.
         If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

         See Item 27.

    (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

         Not applicable.

    (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith by such salesmen in such year.

PAGE 61
         Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

    Not Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

    Not Applicable.

44. (a) Furnish information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

         Policy 1

         The Net Premium allocated to the Subaccounts will be invested at net asset value in any one or more of the Fund Portfolios in accordance with the selection made by the Owner. Fund shares so purchased become assets of the Variable Account.

         Upon allocation to the appropriate Subaccount(s), the policy value is converted into Accumulation Units of the Subaccount. The number of Accumulation Units to be credited to the Policy is determined by dividing the policy value by the Accumulation Unit Value as of the end of the Valuation Period during which the Policy Value was allocated to the subaccount. The same calculation will apply to amounts transferred from any other Subaccount. The net investment results of each Subaccount vary with the investment performance of the Fund Portfolio or valuation of the units of the Trust in which the Subaccount invests.

         Policy Values for the Subaccounts are determined by multiplying the number of Accumulation Units credited to the Subaccounts by the appropriate current Accumulation Unit Value(s). The value of the Accumulation Unit for each of the Subaccounts was arbitrarily set initially at $1.00. Units of each Trust will be valued at the "Sponsor's Repurchase Price" as defined in the prospectus for the Trust. The value of an Accumulation Unit for any of the
PAGE 62
         Subaccounts for any Valuation Period is determined by multiplying that Subaccount's Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Accumulation Unit Value is being calculated.

         The Net Investment Factor for any Subaccount for any
         Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result:

         Where:

         (1)  is the net result of:

              (a)  the net asset value per share of the
                   Portfolio or value of units of the Trust held in the Subaccount determined at the end of the current Valuation Period, plus

              (b)  the per share amount of any dividend of
                   capital gain distribution made by the
                   Portfolio held in the Subaccount if the ex-dividend date occurs during the current Valuation Period, plus or minus

              (c) a charge or credit for any taxes reserved for, which is determined by IDS Life to have resulted from the investment operations of the Subaccount.

         (2)  is the net result of:

              (a)  the net asset value per share of the
                   Portfolio or value of units of the Trust held in the Subaccount determined as of the end of the immediately preceding Valuation
                   Period, plus or minus

              (b) the charge or credit for any taxes reserved for in the immediately preceding Valuation
                   Period.

         (3) is the percentage factor representing the mortality and expense risk charge and the minimum death benefit guarantee risk charge. Such factor is equal on an annual basis to .65% of the daily net asset value of the Subaccount. In addition, for subaccounts investing in one or more Trusts, this factor will include a daily asset charge to reimburse IDS Life for the transaction charge which it has paid to Smith Barney, Inc. The transaction charge is currently .25 percent and is guaranteed to never exceed .50 percent.

PAGE 63
         Policy 2

         The Owner determines in the application what portions, if any, of the premiums are to be allocated to the Fixed Account and/or to each of the subaccounts. Until the date that an application is approved by IDS Life's home office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's home office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

         Upon allocation to the appropriate subaccounts, the policy value in the Subaccounts is converted into accumulation units of the subaccount. The number of accumulation\units to be credited to the Policy is determined by dividing the policy value in the Subaccount by the accumulation unit value of that Subaccount as of the end of the valuation period during which the policy value was allocated to the respective subaccounts. When amounts are transferred between the subaccounts, the accumulation units in the first subaccount will be reconverted into a cash value by multiplying the accumulation unit value by the number of accumulation units necessary to equal the amount to be transferred. The amount transferred will then be converted into accumulation units of the second subaccount.

         The investment experience of a subaccount reflects increases or decreases in the net asset value of the underlying fund shares or in the value of units of the Trust and any charges against the assets in each subaccount. Policy values for the subaccounts are determined by multiplying the number of accumulation uits credited to the subaccounts by the appropriate current accumulation unit value(s). The value of the accumulation unit for each of the subaccounts was arbitrarily set initially at $1. Units of each Trust will be valued at the "Sponsor's Repurchase Price" as defined in the prospectus for the Trust.

         The value of an accumulation unit for any of the subaccounts for any valuation period is determined by multiplying that subaccount's accumulation unit value for the immediately preceding valuation period by the Net Investment Factor for the valuation period for which the accumulation unit value is being calculated.

PAGE 64
         The Net Investment Factor for any subaccount investing in any portfolio of the Fund or in any Trust for any valuation period is determined by dividing (1) by (2) and subtracting (3) from the result where:

         (1)  is the net result of:

              (a)  the net asset value per share of the
                   portfolio or the value of a unit of the
                   Trust held in the subaccount determined at the end of the current valuation period, plus

              (b)  the per share amount of any dividend or
                   capital gain distribution made by the
                   portfolio held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

              (c) a charge or credit for any taxes reserved for, which is determined by IDS Life to have resulted from the investment operations of the subaccount.

         (2)  is the net result of:

              (a) the asset value per share of the portfolio or the value of a unit of the Trust held in the subaccount determined as of the end of the immediately preceding valuation period, plus or minus

              (b) the charge or credit for any taxes reserved for in the immediately preceding valuation period.

         (3) is the percentage factor representing the mortality and expense risk charge. Such factor is equal on an annual basis to .90 percent of the daily net asset value of the subaccount. In addition, for subaccounts investing in one or more Trusts, this factor will include a daily asset charge to reimburse IDS Life for the transaction charge which it has paid to Shearson Lehman. The transaction charge is currently .25 percent on an annual basis and is guaranteed to never exceed .50 percent.

                   (b)  Furnish a specimen schedule showing
                        the components of the offering price
                        of the trust's securities as at the
                        latest practicable date.

                        No Policy had been offered for sale
                        to the public as of the date of the
                        original registration statement.

PAGE 65
                   (c)  If there is any variation in the
                        offering price of the trust's
                        securities to any person or classes
                        of persons other than underwriters,
                        state the nature and amount of such
                        variation and indicate the person or
                        classes of persons to whom such
                        offering is made.

                        There is no variation in offering
                        price of interests in a Subaccount.
                        The cost of insurance for any given
                        Policy will vary with the age, sex
                        and health of the Insured.

         Policy 3

         Policy value

         The value of the owner's policy is the sum of values in the fixed account and each subaccount of the variable account.

         Fixed account value

         The value in the fixed account on the policy date (when the policy is issued) equals the portion of the initial net premium that the owner has allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that the owner has allocated to the fixed account.

         On any later date, the value in the fixed account equals:

                 o the value on the previous monthly date; plus
                 o net premiums allocated to the fixed account
                       since the last monthly date; plus
                 o any transfers to the fixed account from the
                   subaccounts, including loan transfers, since the last monthly date; plus
                 o accrued interest on all of the above; minus
                 o any transfers from the fixed account to the
                   subaccounts, including loan repayment
                   transfers, since the last monthly date;
                   minus
                 o any partial surrenders or partial surrender fees
                   allocated to the fixed account since the last monthly date; minus
                 o interest on any transfers or partial surrenders,
                   from the date of the transfer or surrender to the date of calculation; minus
                 o any portion of the monthly deduction for the
                   coming month that is allocated to the fixed
PAGE 66
                   account if the date of calculation is a monthly date.

         Subaccount values

         The value in each subaccount changes daily, depending on the investment performance of the fund portfolio in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. The owner bears the entire investment risk.

         Calculation of subaccount value: The value in each subaccount on the policy date equals the portion of the owner's initial net premium allocated to that subaccount plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to that subaccount. The value of each subaccount on each valuation date equals:

              o the value of the subaccount on the preceding
                valuation date, multiplied by the net
                investment factor for the current valuation period (explained below); plus
              o net premiums received and allocated to the
                subaccount during the current valuation period;
                plus
              o any transfers to the subaccount (from the fixed
                account or other subaccounts, including loan repayment transfers) during the period; minus
              o any transfers from the subaccount including
                loan transfers during the current valuation period; minus
              o any partial surrenders and partial surrender
                fees allocated to the subaccount during the period; minus
              o any portion of the monthly deduction allocated
                to the subaccount during the period.

         The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

         Accumulation units: The policy value allocated to each subaccount is converted into accumulation units. Each time the owner directs a premium payment or transfers policy value into one of the subaccounts, a certain number of accumulation units are credited to their policy for that subaccount. Conversely, each time they take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.

PAGE 67
         Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the fund portfolios, they're related to, but not the same as, the net asset value of the corresponding fund portfolio. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund portfolio, and on certain charges. Here's how unit values are calculated:

         Number of units: To calculate the number of units for a particular subaccount, IDS Life divides the owner's investment (net premium or transfer amount) by the current accumulation unit value.

         Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

         Net investment factor: Determined at the end of each valuation period, this factor equals (a divided by b) - c, where:

              (a) equals:

                   o net asset value per share of the
                     portfolio; plus

                   o per-share amount of any dividend or
                     capital gain distribution made by the
                     relevant fund portfolio to the
                     subaccount; plus

                   o any credit or minus any charge for
                     reserves to cover any tax liability
                     resulting from the investment operations of the subaccount.

              (b) equals:

                   o net asset value per share of the
                     portfolio at the end of the preceding
                     valuation period; plus

                   o any credit or minus any charge for
                     reserves to cover any tax liability in
                     the preceding valuation period.

              (c) is a percentage factor representing the mortality and expense risk charge.

         Factors that affect subaccount accumulation units:

         Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:
PAGE 68

         The number of accumulation units the owner owns may fluctuate due to:

              o additional purchase payments allocated to the
                subaccounts;
              o transfers into or out of the subaccount(s);
              o partial surrenders and partial surrender fees;
              o surrender charges; and/or
              o monthly deductions

         Accumulation unit values may fluctuate due to:

              o changes in underlying fund portfolio(s) net
                asset value;
              o dividends distributed to the subaccount(s);
              o capital gains or losses of underlying fund
                portfolios;
              o fund portfolio operating expenses; and/or
              o mortality and expense risk fees.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

    (a)  by whose action redemption rights were suspended.

    (b) the number of days notice given to security holders prior to suspension of redemption rights.

    (c)  reason for suspension.

    (d)  period during which suspension was in effect.

         Not applicable.

Redemption Valuation of Securities of the Trust

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

         (1) The source of quotations used to determine the value of portfolio securities.

              Net asset values as provided by the Fund's
              Portfolios or value of units of the Trust as provided by the Evaluator.

         (2) Whether opening, closing, bid, asked or any other price is used.

              Net asset value or unit value as of the end of the appropriate Valuation Period is used.

         (3) Whether price is as of the day of sale or as of any other time.
PAGE 69
              As of the end of the appropriate Valuation
              Period.

         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

              See Items 13(d), 17(a) and 18(c).

         (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

              None, other than as set forth in (4) above.

         (6)  Whether adjustments are made for fractions.
              Not applicable.

    (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

         Not Applicable.

Purchase and Sale of Interests to Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position.
    Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities and interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

         Policy 1

         The Subaccounts will maintain positions in Fund shares or Trust units by purchasing Fund shares or Trust units at net asset value with policy value in accordance with instructions from the Owner in the application. The Subaccounts will redeem Fund shares or Trust units at net asset value for the purpose of meeting Policy obligations, or making adjustments in reserves held in the Subaccounts. There is no procedure for the
PAGE 70
         purchase of underlying securities or interests therein from Owners who exercise surrender rights.

         Policy 2 and Policy 3

         The Subaccounts will maintain positions in Fund shares or Trust units by purchasing Fund shares and/or Trust units at net asset value with premiums in accordance with instructions from the Owner in the application. The Subaccounts will redeem Fund shares and/or Trust units at net asset value for the purpose of meeting Policy obligations or making adjustments in reserves held in the Subaccounts. There is no procedure for the purchase of underlying securities or interest therein from Owners who exercise surrender rights.

                          V.

INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

    (a)  Name and principal business address:

         Not applicable as IDS Life will serve as custodian for the Variable Account.

    (b)  Form of organization.

         Not applicable as IDS Life will serve as custodian for the Variable Account.

    (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

         Not applicable as IDS Life will serve as custodian for the Variable Account.

    (d) Name of governmental supervising or examining authority.

         Not applicable as IDS Life will serve as custodian for the Variable Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

    See Item 48.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the
PAGE 71
    provisions of any indenture or agreement with respect thereto.

    Not applicable.

                          VI.

INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to the insurance of holders of securities:

    (a)  The name and address of the insurance company.

         All insurance elements of the Policy are provided by IDS Life.

    (b) The types of policies and whether individual or group policies.

         Policy 1

         The Policy is a single premium variable life insurance policy and is issued on an individual basis.

         Policy 2

         The Policy is a flexible premium variable life insurance policy and is issued on an individual basis.

         Policy 3

         The policy is a flexible premium survivorship variable life insurance policy and is issued on an individual basis.

    (c)  The types of risks insured and excluded.

         Under the Policies the Company assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for this mortality risk may prove insufficient. The Company assumes an expense risk that deductions for expenses may not be adequate. Under Policy 1, the Company assumes the risk in guaranteeing that the death benefit will not fall below the initial death benefit, regardless of the investment performance of the Fund Portfolios or valuation of units of the Trust. Under Policy 2, the company assumes the risks under the death benefits guarantee if the minimum monthly premiums are timely paid. Under Policy 3, the company assumes the risks under the death benefit guarantees if the minimum initial premium and/or the death benefit guarantee premiums are timely paid.

PAGE 72
    (d)  The coverage of the policies.

         See Paragraph (c) of this Item.

    (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

         The recipient of the benefits of the insurance undertakings described in Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the insured as stated in the application for the Policy. There is no limitation on the use of the proceeds.

    (f) The terms and manner of cancellation and of reinstatement.

         The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be canceled while the Policy remains in effect. See Item 10(d) with respect to lapse of the Policy.

    (g) The method of determining the amount of premiums to be paid by holders of securities.

         Policy 1

         The Owner may choose to purchase a policy based upon the single premium which the Owner wishes to pay, or on the initial death benefit which the Owner desires to purchase. The amount of the initial death benefit depends upon the Single Premium and the insured's age and sex. The minimum Single Premium which can be purchased is $5,000 and the maximum is $500,000.

         Policy 2

         The amount and frequency of premium payments will affect the policy value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether the Death Benefit Guarantee is in effect). After the initial premium, the Owner may determine the amount and timing of subsequent premium payments, subject to certain limitations. In most cases, payment of cumulative premiums sufficient to maintain the Death Benefit Guarantee will be required to keep the Policy in force during at least the first several policy years.

         The initial premium is the amount of money submitted by the Owner with the application. It is the combination of the Scheduled Premium and any unscheduled premium. The scheduled premium is the premium shown on the Policy Data page of the Policy. The scheduled premium will serve only as an indication of the Owner's intent as to the frequency and amount of future premium payments.
PAGE 73
         The Owner may change the amount and frequency of scheduled premium payments by written request. The Owner may also skip scheduled premium payments. Any change in amount may be subject to applicable tax laws and regulations.

         Scheduled premiums may be paid annually, semi-annually, or quarterly. Payment at any other interval must be approved by IDS Life. The minimum scheduled premium payment IDS Life will accept is $25. IDS Life also reserves the right to limit the amount of any increase in scheduled premiums.

         An unscheduled premium is any premium paid that is not included with a Scheduled Premium. There is no maximum. However, the Company reserves the right to limit the number and amount of unscheduled premiums.

         In order to receive favorable tax treatment under sections 72, 101 and 7702 of the Internal Revenue Code, the premiums paid during the life of the Policy must not exceed certain premium guideline limitations. In order to comply with the law, IDS Life can either refuse excess premiums as they are paid, or refund premiums with interest no later than 60 days after the Policy Anniversary in which they were paid.

         Until the insured's attained age 70, or five years from the policy date, whichever is later, the policy will not terminate even if the cash surrender value is insufficient to cover the monthly deduction on a monthly date if (a) equals or exceeds (b) where:

         (a) is the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness;
              and

         (b) is the minimum monthly premium, as shown under Policy Date in the Policy, times the number of months since the Policy Date, including the current month.

         Minimum monthly premiums may be paid on other than a monthly basis as long as the sum of premiums paid is at least equal to the total required Minimum Monthly
         Premiums at all times.

         If on a monthly date, sufficient premiums have not been paid to maintain the Death Benefit Guarantee, an additional period of 61 days will be allowed for the payment of a premium sufficient to pay the required minimum monthly premiums. Notice of such premium will be mailed to the Owner's last known address. If the premium is not paid within this period, the death benefit guarantee provision will no longer be in effect and cannot be reinstated.

PAGE 74
         The minimum monthly premium will change if the specified amount is increased or decreased or if riders are added, changed or terminated. The new minimum monthly premium will apply from the date of the change.

         A death benefit guarantee charge is included in the monthly deduction in the first five policy years or until the insured's attained age 70, whichever is later. The charge will not be taken if, as described above, the death benefit guarantee provision is no longer in effect.

         For any month that the monthly deduction is being paid for by a Waiver of Monthly Deduction Rider attached to the policy, the minimum monthly premium for that month will be zero.

         Policy 3

         Payment of premiums:

         In applying for the policy, the owner decides how much they intend to pay and how often they will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that the owner pay the premiums sufficient to keep the DBG-85 in effect.

         The owner may schedule payments annually, semiannually, or quarterly. (Payment at any other interval must be approved by IDS Life.) This premium schedule is shown in the owner's policy.

         The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction, or if the owner has paid sufficient premium to keep the DBG-85 or the DBG-100 in effect.

         The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

         Although the owner has flexibility in paying premiums, the amount and frequency of the owner's payments will affect the policy value, cash surrender value and length of time their policy will remain in force, as well as affect whether the DBG-85 or DBG-100 remain in effect.

PAGE 75
         Premium limitations:

         The owner may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life reserves the right to limit the number and amount of unscheduled premium payments.

         No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

         Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

         Keeping the policy in force

         This section includes a description of the policy provisions that determines if the policy will remain in force or lapse (terminate). It is important that the owner understands them so the appropriate premium payments are made to ensure that insurance coverage meets the owner's objectives.

         If the owner wishes to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, they should pay at least the DBG-100 premiums.

         If they wish to pay a lower premium and are satisfied to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 85 (or 15 policy years, if later) regardless of investment performance, they should pay at least the DBG-85 premiums.

         If they wish to pay yet a lower premium and are not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, they can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, they must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction. At that time the owner may be able to reduce their premiums as long as the cash surrender value continues to be sufficient to pay the monthly deduction.

PAGE 76
         Death benefit guarantee to age 85

         The DBG-85 provides that the policy will remain in force until the youngest insured reaches attained insurance age 85 (or 15 policy years, if later) even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-85 will remain in effect, as long as:

              the sum of premiums paid - partial surrenders - outstanding indebtedness equals or exceeds

              the DBG-85 premiums due since the policy date.

         The DBG-85 premium is shown in the policy.

         If, on a monthly date, the owner has not paid enough premiums to keep the DBG-85 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring the total up to the required minimum. If they do not pay this amount within 61 days, the DBG-85 will terminate. The owner's policy will also lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium is not in effect. Although the policy can be reinstated as explained below, the DBG-85 cannot be reinstated.

         Death benefit guarantee to age 100

         The DBG-100 provides that the policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

              the sum of premiums paid - partial surrenders - outstanding indebtedness equals or exceeds

              the DBG-100 premiums due since the policy date.

         The DBG-100 premium is shown in the policy.

         If, on a monthly date, the owner has not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring the total up to the required minimum. If they do not pay this amount within 61 days, the DBG-100 will terminate. If they have paid sufficient premium, the DBG-85 will be in effect. If the DBG-85 and DBG-100 are not in effect, their policy will lapse (terminate) if the cash
PAGE 77
         surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.

         Minimum initial premium period

         To allow the owner the opportunity to increase their policy value gradually so that the cash surrender value is sufficient to pay the monthly deduction, they may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown under Policy Date, if:

         1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

         2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown under Policy Date, times the number of months since the Policy Date, including the current month.

         The minimum initial period is

         4 years if the youngest insured's insurance age is 20-29
         3 years if the youngest insured's insurance age is 30-39
         2 years if the youngest insured's insurance age is 40-49
         1 year if the youngest insured's insurance age is 50 and over

         Grace period

         If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither of the death benefit guarantees nor the minimum initial premium period is in effect, the owner will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

         IDS Life will mail a notice to the owner's last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If
         IDS Life receives this premium before the end of the 61-day grace period, IDS Life will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.
PAGE 78
         If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

    (h) The amount of aggregate premiums paid to the insurance company during the fiscal year.

         Not applicable.

    (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amount involved, and the nature of the services rendered therefor.

         No person other than IDS Life receives any part of the premiums or the amounts deducted for the mortality and expense risk charge or other applicable charges. IDS Life may, from time to time, enter into reinsurance treaties with other insurers whereby these insurers may agree to reimburse IDS Life for mortality expenses. However, any such arrangements do not affect the Policy.

    (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

         Not applicable.

VII.

POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

         If shares of any Fund Portfolio and/or units of the Trust should not be available for purchase by the appropriate Subaccount or if, in the judgment of IDS Life's management, further investment in such shares is no longer appropriate in view of the purposes of the
PAGE 79
         Subaccount, shares of another registered, open-end management investment company and/or units of another unit investment trust may be substituted for Fund shares and/or Trust units, respectively, held, in the subaccount. If deemed by IDS Life to be the best interest of persons having voting rights under the subaccount may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required. In the event of any such substitution or change, IDS Life may, without the consent or approval of the Owners, amend the Policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the Securities and Exchange Commission.

    (b) Furnish Information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

         Not applicable.

    (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

         (1)  the grounds for elimination and substitution;

         (2) the type of securities which may be substituted for any underlying security;

         (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

         (4) whether such substituted securities may be the securities of any other investment company; and

         (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

              See Item 52(a).

    (d) Furnish a description of any policy (exclusive of policies covered by Paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

         None.

PAGE 80
Regulated Investment Company

53. (a)  State the taxable status of the trust.

         The Policies are designed for use by individuals in meeting their insurance and financial security needs. The ultimate effect of the Federal income taxes on the Policy Value, on benefit payments and on the economic benefit to the Policy Owner or Beneficiary depends on both IDS Life's tax status and upon the tax status of the individual concerned.

         IDS Life is taxed as a life insurance company under the Code. Since the variable Account is not a separate entity from IDS Life for tax purposes, and its operations form a part of IDS Life, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code.

    (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in
         Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

         Not applicable.

VIII.

FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

    Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

         Policy 2

         Policy illustrations

         The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

PAGE 81
         o  the annual rate of return is 0%, 6% or 12%.

         o cost of insurance rates and policy fees are--current rates and fees for policies purchased on or after May 1, 1993 (October 1, 1993 for New Jersey)--current rates and fees for policies purchased before May 1, 1993 (October 1, 1993 for New Jersey)--guaranteed rates and fees.

         Any such illustration involves a number of detailed assumptions (see "Understanding the illustrations"). To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

         Upon request, you will be furnished with comparable tables illustrating death benefits, policy values, and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

         Understanding the illustrations:

         Rates of return: assumed to be uniform, gross, after-tax, annual rates of 0%, 6%, or 12% for the fund.
         Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

         Insured: assumed to be a male insurance age 35, in a standard rate classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard rate classification or did not qualify for the non-smoker rate.

         Premiums: A $900 premium is assumed to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

         Policy loans and partial withdrawals: It is assumed that none have been made. (Since indebtedness is assumed to be zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

         Effect of expenses and charges: The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because expenses paid by the fund and charges made against the subaccounts have been deducted. These include:

PAGE 82
         o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.6% of the fund's aggregate average daily net assets;
         o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually; and
         o an annual charge of 0.1% of the fund's aggregate average daily net assets for direct expenses incurred by the fund.

         The latter charge is capped by IDS Life at 0.1%, even though actual expenses have been higher, ranging from 0.6% to 0.8% of the average daily net assets of the different portfolios in the year ended April 30, 1993. Although IDS Life reserves the right to discontinue capping these expenses, our present intent is to continue the cap indefinitely until actual expenses are less than the cap. Should IDS Life discontinue the cap prior to that time, the policy values and death benefits in the tables generally would be less.

         After deduction of the above expenses and charges, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.59%, 4.32%, and 10.22%, respectively.

         Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax. If such a charge is taken in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

PAGE 83

Illustration                                                                      Policies purchased on or after May 1, 1993
_____________________________________________________________________________________________________________________________
Initial specified amount $100,000                      Male age 35                                 Current costs assumed
Death benefit Option 1                                 nonsmoker                                    annual premium $900
_____________________________________________________________________________________________________________________________
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return Of
policy     interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
_____________________________________________________________________________________________________________________________
     1     $  945     $100,000     $100,000     $100,000    $  605    $  648     $  691       $   0     $   1      $  44
     2      1,937      100,000      100,000      100,000     1,202     1,326      1,455         475       598        727
     3      2,979      100,000      100,000      100,000     1,779     2,022      2,285         993     1,236      1,499
     4      4,073      100,000      100,000      100,000     2,336     2,737      3,190       1,491     1,893      2,346
     5      5,222      100,000      100,000      100,000     2,873     3,473      4,177       1,972     2,572      3,276

     6      6,428      100,000      100,000      100,000     3,392     4,230      5,255       2,671     3,509      4,534
     7      7,694      100,000      100,000      100,000     3,892     5,010      6,434       3,352     4,470      5,894
     8      9,024      100,000      100,000      100,000     4,371     5,812      7,722       4,011     5,451      7,362
     9     10,420      100,000      100,000      100,000     4,827     6,632      9,128       4,647     6,452      8,948
    10     11,886      100,000      100,000      100,000     5,257     7,471     10,662       5,257     7,471     10,662

    11     13,425      100,000      100,000      100,000     5,663     8,329     12,338       5,663     8,329     12,338
    12     15,042      100,000      100,000      100,000     6,043     9,207     14,172       6,043     9,207     14,172
    13     16,739      100,000      100,000      100,000     6,396    10,104     16,178       6,396    10,104     16,178
    14     18,521      100,000      100,000      100,000     6,720    11,018     18,375       6,720    11,018     18,375
    15     20,392      100,000      100,000      100,000     7,013    11,948     20,779       7,013    11,948     20,779

    16     22,356      100,000      100,000      100,000     7,272    12,894     23,413       7,272    12,894     23,413
    17     24,419      100,000      100,000      100,000     7,495    13,852     26,301       7,495    13,852     26,301
    18     26,585      100,000      100,000      100,000     7,678    14,820     29,467       7,678    14,820     29,467
    19     28,859      100,000      100,000      100,000     7,815    15,794     32,940       7,815    15,794     32,940
    20     31,247      100,000      100,000      100,000     7,901    16,770     36,753       7,901    16,770     36,753

age 60     45,102      100,000      100,000      100,000     7,405    21,540     62,448       7,405    21,540     62,448
age 65     62,785      100,000      100,000      127,948     4,791    25,684    104,875       4,791    25,684    104,875

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these  hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PAGE 84
Illustration                                                                          Policies purchased before May 1, 1993
_____________________________________________________________________________________________________________________________
Initial specified amount $100,000                      Male age 35                                 Current costs assumed
Death benefit Option 1                                 nonsmoker                                    annual premium $900
_____________________________________________________________________________________________________________________________
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return of
policy     interest
year       at 5%          0%          6%         12%         0%          6%         12%          0%           6%        12%
_____________________________________________________________________________________________________________________________
     1     $  945     $100,000    $100,000    $100,000    $  605      $  648      $  691      $    0       $    1     $   44
     2      1,937      100,000     100,000     100,000     1,202       1,326       1,455         475          598        727
     3      2,979      100,000     100,000     100,000     1,779       2,022       2,285         993        1,236      1,499
     4      4,073      100,000     100,000     100,000     2,336       2,737       3,190       1,491        1,893      2,346
     5      5,222      100,000     100,000     100,000     2,873       3,473       4,177       1,972        2,572      3,276

     6      6,428      100,000     100,000     100,000     3,380       4,218       5,243       2,660        3,498      4,522
     7      7,694      100,000     100,000     100,000     3,869       4,986       6,409       3,329        4,446      5,868
     8      9,024      100,000     100,000     100,000     4,329       5,766       7,674       3,969        5,406      7,314
     9     10,420      100,000     100,000     100,000     4,772       6,571       9,061       4,591        6,391      8,880
    10     11,886      100,000     100,000     100,000     5,186       7,390      10,570       5,186        7,390     10,570

    11     13,425      100,000     100,000     100,000     5,572       8,224      12,217       5,572        8,224     12,217
    12     15,042      100,000     100,000     100,000     5,931       9,075      14,016       5,931        9,075     14,016
    13     16,739      100,000     100,000     100,000     6,253       9,932      15,974       6,253        9,932     15,974
    14     18,521      100,000     100,000     100,000     6,548      10,809      18,120       6,548       10,809     18,120
    15     20,392      100,000     100,000     100,000     6,807      11,694      20,464       6,807       11,694     20,464

    16     22,356      100,000     100,000     100,000     7,030      12,589      23,030       7,030       12,589     23,030
    17     24,419      100,000     100,000     100,000     7,207      13,486      25,834       7,207       13,486     25,834
    18     26,585      100,000     100,000     100,000     7,337      14,384      28,904       7,337       14,384     28,904
    19     28,859      100,000     100,000     100,000     7,412      15,274      32,264       7,412       15,274     32,264
    20     31,247      100,000     100,000     100,000     7,420      16,146      35,942       7,420       16,146     35,942

age 60     45,102      100,000     100,000     100,000     6,601      20,390      60,812       6,601       20,390     60,812
age 65     62,785      100,000     100,000     124,315     3,230      23,445     101,900       3,230       23,445    101,900

(1)  Assumes no policy loans or partial withdrawals have been made.

(2)  Assumes a $900 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these  hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PAGE 85
Illustration
_____________________________________________________________________________________________________________________________
Initial specified amount $100,000                      Male age 35                              Guaranteed costs assumed
Death benefit Option 1                                 nonsmoker                                    annual premium $900
_____________________________________________________________________________________________________________________________
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return of
policy     interest
year       at 5%          0%          6%         12%          0%         6%        12%           0%          6%         12%
_____________________________________________________________________________________________________________________________
     1     $  945     $100,000    $100,000    $100,000     $  605     $  648     $  660       $    0      $    1      $   12
     2      1,937      100,000     100,000     100,000      1,172      1,295      1,388          445         568         661
     3      2,979      100,000     100,000     100,000      1,720      1,959      2,180          934       1,173       1,394
     4      4,073      100,000     100,000     100,000      2,248      2,640      3,042        1,403       1,796       2,198
     5      5,222      100,000     100,000     100,000      2,757      3,341      3,982        1,856       2,440       3,081

     6      6,428      100,000     100,000     100,000      3,236      4,050      4,996        2,515       3,329       4,275
     7      7,694      100,000     100,000     100,000      3,697      4,780      6,104        3,156       4,239       5,564
     8      9,024      100,000     100,000     100,000      4,129      5,520      7,306        3,769       5,159       6,945
     9     10,420      100,000     100,000     100,000      4,544      6,282      8,622        4,364       6,102       8,441
    10     11,886      100,000     100,000     100,000      4,932      7,057     10,053        4,932       7,057      10,053

    11     13,425      100,000     100,000     100,000      5,291      7,845     11,614        5,291       7,845      11,614
    12     15,042      100,000     100,000     100,000      5,624      8,647     13,317        5,624       8,647      13,317
    13     16,739      100,000     100,000     100,000      5,920      9,454     15,169        5,920       9,454      15,169
    14     18,521      100,000     100,000     100,000      6,189     10,276     17,197        6,189      10,276      17,197
    15     20,392      100,000     100,000     100,000      6,422     11,105     19,411        6,422      11,105      19,411

    16     22,356      100,000     100,000     100,000      6,609     11,931     21,822        6,609      11,931      21,822
    17     24,419      100,000     100,000     100,000      6,760     12,764     24,463        6,760      12,764      24,463
    18     26,585      100,000     100,000     100,000      6,866     13,596     27,353        6,866      13,596      27,353
    19     28,859      100,000     100,000     100,000      6,915     14,416     30,512        6,915      14,416      30,512
    20     31,247      100,000     100,000     100,000      6,898     15,215     33,965        6,898      15,215      33,965

age 60     45,102      100,000     100,000     100,000      5,674     18,740     57,045        5,674      18,740      57,045
age 65     62,785      100,000     100,000     116,888      1,599     20,552     95,188        1,599      20,552      95,188

(1)  Assumes no policy loans or partial withdrawals have been made.

(2)  Assumes a $900 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these  hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Policy 3

Policy illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a male insurance age 55 and a female insurance age 55, both nonsmokers, if:

     o the annual rate of return of the fund is 0%, 6% or 12%.
     o the cost of insurance rates are current rates or guaranteed rates.

Any such illustration involves a number of detailed assumptions
(see "Understanding the illustrations"). To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

PAGE 86
Upon request, you will be furnished with comparable tables illustrating death benefits, policy values, and cash surrender values based on the actual ages of the persons you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

Understanding the illustrations:

Rates of return: assumed to be uniform, gross, after-tax, annual rates of 0%, 6%, or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insureds: assumed to be a male insurance age 55 and a female insurance age 55, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if one or both of the insureds were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: A $15,000 premium is assumed to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: It is assumed that none have been made. (Since indebtedness is assumed to be zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges: The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because expenses paid by the fund and charges made against the subaccounts have been deducted. These include:

o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.7% of the fund's aggregate average daily net assets;
o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually; and
o an annual charge of 0.1% of the fund's aggregate average daily net assets for direct expenses incurred by the fund.

The latter charge is capped by IDS Life at 0.1%, even though actual expenses have been higher, ranging from 0.6% to 0.8% of the average daily net assets of the different portfolios in the year ended April 30, 1994. Although IDS Life reserves the right to discontinue capping these expenses, our present intent is to continue the cap indefinitely until actual expenses are less than the cap. Should IDS Life discontinue the cap prior to that time, the policy values and death benefits in the tables generally would be less.

(After deduction of the above expenses and charges, the illustrated gross annual investment rates of return of 0%, 6%, and 12%
PAGE 87
correspond to approximate net annual rates of -1.69%, 4.21%, and 10.11%, respectively.)

Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax.
If such a charge is taken in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

Illustration

Initial specified amount $1,000,000            Male -   Insurance age 55 - Nonsmoker               Current costs assumed
Death benefit Option 1                         Female - Insurance age 55 - Nonsmoker                annual premium $15,000
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return Of
policy     interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
     1      15750         1000000      1000000     1000000      12651     13424      14196        8651      9424      10196
     2      32288         1000000      1000000     1000000      25091     27415      29830       21091     23415      25830
     3      49652         1000000      1000000     1000000      37208     41880      46926       33208     37880      42926
     4      67884         1000000      1000000     1000000      48899     56727      65520       44899     52727      61520
     5      87029         1000000      1000000     1000000      60287     72093      85888       56287     68093      81888

     6     107130         1000000      1000000     1000000      71159     87781     107990       67559     84181     104390
     7     128237         1000000      1000000     1000000      81642    103927     132130       78442    100727     128930
     8     150398         1000000      1000000     1000000      91530    120341     158315       88730    117541     155515
     9     173668         1000000      1000000     1000000     100843    137053     186782       98443    134653     184382
    10     198102         1000000      1000000     1000000     109597    154091     217796      107597    152091     215796

    11     223757         1000000      1000000     1000000     117705    171386     251558      116105    169786     249958
    12     250695         1000000      1000000     1000000     125288    189070     288490      124088    187870     287290
    13     278979         1000000      1000000     1000000     132259    207081     328874      131459    206281     328074
    14     308678         1000000      1000000     1000000     138531    225360     373048      138131    224960     372648
    15     339862         1000000      1000000     1000000     144222    244042     421558      144222    224042     421558

    20     520789         1000000      1000000     1000000     164007    345156     751285      164007    345156     751285
    25     751702         1000000      1000000     1362530     151963    449820    1297647      151963    449820    1297647
    30    1046412         1000000      1000000     2280735      46519    529397    2172129       46519    529397    2172129
    35    1422545               0      1000000     3716419          0    526059    3539447           0    526059    3539447
    40    1902596               0      1000000     5931790          0    341804    5649324           0    341804    5649324
    45    2515277               0            0     9069560          0         0    8979762           0         0    8979762

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PAGE 88
Illustration
_____________________________________________________________________________________________________________________________
Initial specified amount $1,000,000            Male -   Insurance age 55 - Nonsmoker               Guaranteed costs assumed
Death benefit Option 1                         Female - Insurance age 55 - Nonsmoker                annual premium $15,000
_____________________________________________________________________________________________________________________________
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return Of
policy     interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
_____________________________________________________________________________________________________________________________
     1      15750         1000000      1000000     1000000      12651     13424      14196        8651      9424      10196
     2      32288         1000000      1000000     1000000      25091     27415      29830       21091     23415      25830
     3      49652         1000000      1000000     1000000      37208     41880      46926       33208     37880      42926
     4      67884         1000000      1000000     1000000      48899     56727      65520       44899     52727      61520
     5      87029         1000000      1000000     1000000      60287     72093      85888       56287     68093      81888

     6     107130         1000000      1000000     1000000      71159     87781     107990       67559     84181     104390
     7     128237         1000000      1000000     1000000      81642    103927     132130       78442    100727     128930
     8     150398         1000000      1000000     1000000      91530    120341     158315       88730    117541     155515
     9     173668         1000000      1000000     1000000     100843    137053     186782       98443    134653     184382
    10     198102         1000000      1000000     1000000     109492    153988     217697      107492    151988    215697

    11     223757         1000000      1000000     1000000     117288    170973     251160      115688    169373     249560
    12     250695         1000000      1000000     1000000     124256    188039     287501      123056    186839     286301
    13     278979         1000000      1000000     1000000     130212    205026     326914      129412    204226     326114
    14     308678         1000000      1000000     1000000     135078    221870     369736      134678    221470     369336
    15     339862         1000000      1000000     1000000     138775    238514     416371      138775    238514     416371

    20     520789         1000000      1000000     1000000     129561    310821     724728      129561    310821     724728
    25     751702         1000000      1000000     1302265      23194    325124    1240252       23194    325124    1240252
    30    1046412               0      1000000     2163670          0    167003    2060638           0    167003    2060638
    35    1422545               0            0     3476898          0         0    3311332           0         0    3311332
    40    1902596               0            0     5409153          0         0    5151574           0         0    5151574
    45    2515277               0            0     7983928          0         0    7904879           0         0    7904879

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PAGE 89
Illustration
_____________________________________________________________________________________________________________________________
Initial specified amount $1,000,000            Male -   Insurance age 55 - Nonsmoker               Current costs assumed
Death benefit Option 2                         Female - Insurance age 55 - Nonsmoker                annual premium $15,000
_____________________________________________________________________________________________________________________________
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return Of
policy     interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
_____________________________________________________________________________________________________________________________
     1      15750         1012650      1013422     1014195      12650     13422      14195        8650      9422      10195
     2      32288         1025086      1027410     1029825      25086     27410      29825       21086     23410      25825
     3      49652         1037195      1041864     1046909      37195     41864      46909       33195     37864      42909
     4      67884         1048862      1056683     1065469      48862     56683      65469       44862     52683      61469
     5      87029         1060214      1072004     1085780      60214     72004      85780       56214     68004      81780

     6     107130         1071019      1087604     1107768      71019     87604     107768       67419     84004     104168
     7     128237         1081406      1103617     1131726      81406    103617     131726       78206    100417     128526
     8     150398         1091143      1119816     1157604      91143    119816     157604       88343    117016     154804
     9     173668         1100242      1136207     1185594     100242    136207     185594       97842    133807     183194
    10     198102         1108715      1152801     1215912     108715    152801     215912      106715    150801     213912

    11     223757         1116452      1169483     1248666     116452    169483     248666      114852    167883     247066
    12     250695         1123585      1186379     1284229     123585    186379     284229      122385    185179     283029
    13     278979         1130005      1203375     1322758     130005    203375     322758      129205    202575     321958
    14     308678         1135607      1220355     1364430     135607    220355     364430      135207    219955     364030
    15     339862         1140521      1237439     1409686     140521    237439     409686      140521    237439     409686

    20     520789         1154361      1323780     1703041     154361    323780     703041      154361    323780     703041
    25     751702         1130471      1388619     2131448     130471    388619    1131448      130471    388619    1131448
    30    1046412         1007126      1352982     2694292       7126    352982    1694292        7126    352982    1694292
    35    1422545               0      1067303     3330814          0     67303    2330814           0     67303    2330814
    40    1902596               0            0     4052478          0         0    3052478           0         0    3052478
    45    2515277               0            0     4424523          0         0    3424523           0         0    3424523

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PAGE 90
Illustration
_____________________________________________________________________________________________________________________________
Initial specified amount $1,000,000            Male -   Insurance age 55 - Nonsmoker               Guaranteed costs assumed
Death benefit Option 2                         Female - Insurance age 55 - Nonsmoker                annual premium $15,000
_____________________________________________________________________________________________________________________________
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return Of
policy     interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
_____________________________________________________________________________________________________________________________
     1      15750         1012650      1013422     1014195      12650     13422      14195        8650      9422      10195
     2      32288         1025086      1027410     1029825      25086     27410      29825       21086     23410      25825
     3      49652         1037195      1041864     1046909      37195     41864      46909       33195     37864      42909
     4      67884         1048862      1056683     1065469      48862     56683      65469       44862     52683      61469
     5      87029         1060214      1072004     1085780      60214     72004      85780       56214     68004      81780

     6     107130         1071019      1087604     1107768      71019     87604     107768       67419     84004     104168
     7     128237         1081406      1103617     1131726      81406    103617     131726       78206    100417     128526
     8     150398         1091143      1119816     1157604      91143    119816     157604       88343    117016     154804
     9     173668         1100242      1136207     1185594     100242    136207     185594       97842    133807     183194
    10     198102         1108596      1152679     1215786     108596    152679     215786      106596    150679     213786

    11     223757         1115980      1168989     1248149     115980    168989     248149      114380    167389     246549
    12     250695         1122410      1185130     1282904     122410    185130     282904      121210    183930     281704
    13     278979         1127665      1200852     1320041     127665    200852     320041      126865    200052     319241
    14     308678         1131648      1216014     1359674     131648    216014     359674      131248    215614     359274
    15     339862         1134260      1230470     1401932     134260    230470     401932      134260    230470     401932

    20     520789         1114956      1277423     1648090     114956    277423     648090      114956    277423     648090
    25     751702               0      1217641     1912766          0    217641     912766           0    217641     912766
    30    1046412               0            0     2085053          0         0    1085053           0         0    1085053
    35    1422545               0            0     1925001          0         0     925001           0         0     925001
    40    1902596               0            0     1056450          0         0      56450           0         0      56450
    45    2515277               0            0           0          0         0          0           0         0          0

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate currently being issued by the trust.

    Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

    Not applicable.

PAGE 91
58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment type of periodic payment plan certificate outstanding as of the latest practicable date.

    Not applicable.

59. Financial Statements:

    Financial Statements of the Trusts

    Financial Statements of the Accounts

    The unaudited financial statements of IDS Life Variable Life Separate Account (comprising, respectively, the U, V, W, X, Y and IL subaccounts) for the six month period ended June 30, 1995. The unaudited financial statements together with the auditied financial statements for the fiscal year ended December 31, 1994 are included with Amendment No. 1 to the Registration Statement on Form S-6 (File No. 33-62457) filed by the Registrant pursuant to the Securities Act of 1933 on the same date as the filing of Amendment No. 5 to this Registration Statement. Upon such filing, these financial statements together with the opinion of Ernst & Young, LLP, independent public accountants, will be incorporated herein by reference.

    Financial Statements of the Depositor

    The following financial statements of IDS Life Insurance Company, together with the opinion of Ernst & Young, LLP, independent public accountants, are included in the Amendment No. 1 to the Registration Statement on Form S-6 (File No. 33-62457) filed by the Registrant pursuant to the Securities Act of 1933 on the same date as the filing of Amendment No. 5 to this Registration Statement and upon such filing, such statements will be incorporated herein by reference:

    Consolidated Balance Sheet - as of December 31, 1994.*
    Consolidated Statement of Income - as of December 31, 1994.*
    Consolidated Statements of Cash Flows - as of December 31,
    1994.*
    Notes to Consolidated Financial Statements*

    *Includes unaudited financial statements and notes for six-month period ended June 30, 1995.

EXHIBITS -

A. (1) Resolution of Board of Directors of IDS Life authorizing the
Trust.*
   (2) Not applicable.
   (3) (a) Not applicable.
       (b) Form of
           (1) Division Vice President's Employment
               Agreement**
PAGE 92
           (2) District Sales Manager's Rider to IDS Life Insurance Company, Personal Financial Planner's Agreement**
           (3) Personal Financial Planner's Agreement**
       (c) Schedules of Sales Commissions are filed electronically herewith.
   (4) Not applicable.
   (5) (a) Single Premium Variable Life Insurance Policy*
       (b) Flexible Premium Variable Life Insurance Policy*
       (c) Flexible Premium Survivorship Variable Life Insurance Policy is filed electronically herewith.
   (6) (a) Certificate of Incorporation of IDS Life**
       (b) Amended Bylaws of IDS Life**
   (7) Not applicable.
   (8) (a) Form of Investment Management and Services
           Agreement between IDS Life and IDS Life Series
           Fund, Inc.**
       (b) Form of Investment Advisory Agreement between IDS
           Life and IDS Financial Services, Inc. relating to the Variable Account**
       (c) Addendum to Investment Management and Services
           Agreement is filed electronically herewith.
       (d) Addendum to Investment Advisory Agreement is filed electronically herewith.
   (9) None.
  (10) (a) Application form for the Single Premium Variable
           Life Insurance Policy.*
       (b) Application form for the Flexible Premium
           Variable Life Insurance Policy.*
       (c) Application form for the Flexible Premium Survivorship Variable Life Insurance Policy is filed electronically herewith.
  (11) Memorandum on Transfer and Redemption Procedures, and
       Method of Computing Adjustments on Conversions filed electronically herewith.
  (12) Power of attorney dated February 28, 1995.**
B. (1) Not applicable.
   (2) Not applicable.
C. Not applicable.

 *Filed as an Exhibit to the original Registration
  Statement and/or Amendments No. 1 or 2 thereto
  (Form 811-4298)
**Filed as an Exhibit to Amendment No. 4 of the original
  Registration Statement to form N-8B-2 File No. 811-4298.

PAGE 93
Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the Registrant has cause this Amendment No. 5 to the Registration Statement to be duly signed on behalf of the Registrant in Minneapolis, Minnesota on September 21, 1995.

IDS Life VARIABLE LIFE SEPARATE ACCOUNT

BY IDS Life INSURANCE COMPANY
(Depositor)


By /s/  Richard W. Kling*
        Richard W. Kling



By___________________________
    Mary Ellyn Minenko


Attest:______________________
              (name)

       ______________________
              (title)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following Officers and Directors of IDS Life Insurance Company in the capacities indicated on the 21st day of September, 1995:

Signature                          Title

/s/ James A. Mitchell*             Chairman of the Board
    James A. Mitchell              and Chief Executive
                                   Officer

/s/ Richard W. Kling*              Director and President
    Richard W. Kling

/s/ Louis C. Fornetti*             Director
    Louis C. Fornetti

/s/ David R. Hubers*               Director
    David R. Hubers

/s/ Paul F. Kolkman*               Director and Executive Vice
    Paul F. Kolkman                President

/s/ Peter A. Lefferts*             Director and Executive Vice
    Peter A. Lefferts              President, Marketing

/s/ Janis E. Miller*               Director and Executive Vice
    Janis E. Miller                President, Variable Assets

/s/ Barry J. Murphy*               Director and Executive Vice
    Barry J. Murphy                President, Client Service
PAGE 94
Signature                          Title

/s/ Stuart A. Sedlacek*            Director and Executive Vice
    Stuart A. Sedlacek             President, Assured Assets

/s/ Melinda S. Urion*              Director, Executive Vice
    Melinda S. Urion               President and Controller


*Signed pursuant to Power of Attorney dated February 28, 1995, filed electronically as Exhibit No. 12 to Registration Statement
Amendment No. 4 to form N-8B-2 file No. 811-4298.

By:




    Mary Ellyn Minenko